Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC
9F., One IFC,
10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul
07326, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statement of financial position as of September 30, 2015, the related consolidated statements of comprehensive income for the three and nine months ended September 30, 2015 and 2014, the related consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2015 and 2014, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Group’s management is responsible for the preparation and fair presentation of accompanying consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034 – Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2014 (not presented in the accompanying consolidated financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 6, 2015. The consolidated statement of financial position as of December 31, 2014 presented as comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2014.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

Emphasis of Matter

On November 1, 2014, Woori Bank (the “Bank”) merged with Woori Finance Holdings Co., Ltd. (the “Holding Company”), which had been a parent company of the Bank. The merger between the Bank and the Holding Company met the definition of the “business combination under common control”, and it did not result in any change of economic substance. Therefore, the comparative consolidated statement of comprehensive income is the consolidated financial statement of the Holding Company for the three and nine months ended September 30 2014. In addition, the comparative consolidated statements of changes in equity and cash flow presented and a summary of significant accounting policies and other explanatory information are the consolidated financial statements of the Holding Company for the nine months ended September 30, 2014.

November 13, 2015

Notice to Readers

This report is effective as of November 13, 2015, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the report is read. Such events or circumstances could significantly affect the consolidated interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

	September 30, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,207,639	5,962,861
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,718,541	4,554,180
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	18,303,702	18,810,845
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	14,004,706	13,044,448
Loans and receivables (Notes 4,10,11,12,44 and 45)	247,296,307	223,370,135
Investments in joint ventures and associates (Note 13)	664,468	648,436
Investment properties (Note 14)	356,508	357,550
Premises and equipment (Notes 15,17 and 18)	2,466,565	2,501,102
Intangible assets and goodwill (Note 16)	415,348	295,728
Assets held for sale (Note 17)	11,583	8,013
Current tax assets (Note 42)	32,046	4,845
Deferred tax assets (Note 42)	102,315	257,858
Derivative assets (Notes 4,11,12 and 26)	316,925	196,061
Other assets (Notes 19 and 45)	217,883	145,157

Total assets	297,114,536	270,157,219

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	4,413,928	2,675,354
Deposits due to customers (Notes 4,11,21 and 45)	204,601,751	188,516,465
Borrowings (Notes 4,11,12 and 22)	21,346,068	17,707,595
Debentures (Notes 4,11 and 22)	23,724,349	24,795,904
Provisions (Notes 23 and 44)	585,105	692,009
Net defined benefit liability (Note 24)	85,051	75,591
Current tax liabilities (Note 42)	23,293	298,762
Deferred tax liabilities (Note 42)	18,370	21,757
Other financial liabilities (Notes 4,11,12 and 25)	22,830,706	16,889,687
Other liabilities (Notes 25 and 45)	318,347	390,670

Total liabilities	277,946,968	252,063,794

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 (CONTINUED)

	September 30, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Owners’ equity:	19,052,305	17,983,501
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	2,538,823
Capital surplus (Note 28)	294,259	291,066
Other equity (Note 30)	(1,516,747)	(2,393,138)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2015 and December 31, 2014 is 1,756,142 million Won and 1,800,387 million Won, respectively)
(Regulatory reserve for credit loss to be reserved (reversed) as of September 30, 2015 and December 31, 2014 is 402,807 million Won and (-)44,245 million Won, respectively)
(Planned provision (reversal) of regulatory reserve for credit loss as of September 30, 2015 and December 31, 2014 is 402,807 million Won and (-)44,245 million Won, respectively)	13,559,399	14,165,358
Non-controlling interests	115,263	109,924

Total equity	19,167,568	18,093,425

Total liabilities and equity	297,114,536	270,157,219

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Interest income	2,157,772	6,540,249	2,306,099	6,913,776
Interest expense	957,584	3,022,569	1,189,719	3,587,232

Net interest income (Notes 34 and 45)	1,200,188	3,517,680	1,116,380	3,326,544
Fees and commissions income	444,513	1,299,745	393,765	1,194,195
Fees and commissions expense	197,820	554,594	164,611	504,304

Net fees and commissions income (Notes 35 and 45)	246,693	745,151	229,154	689,891
Dividend Income (Note 36)	28,161	90,973	9,890	86,580
Net gain on financial instruments at fair value through profit or loss (Note 37)	121,607	151,641	93,497	106,819
Net gain (loss) on available-for-sale financial assets (Note 38)	(19,891)	(44,646)	38,133	1,869
Impairment losses on credit loss (Note 39 and 45)	(234,634)	(925,691)	(322,176)	(637,327)
General and administrative expenses (Note 40)	(749,943)	(2,285,654)	(711,830)	(2,157,065)
Net other operating expenses (Notes 40 and 45)	(196,100)	(280,881)	(171,119)	(451,052)

Operating income	396,081	968,573	281,929	966,259
Share of profits (losses) of joint ventures and associates (Notes 13)	(6,084)	(60,311)	6,785	(35,248)
Net other non-operating income	12,306	181,615	33,072	40,231

Non-operating income (Note 41)	6,222	121,304	39,857	4,983
Net income before income tax expense	402,303	1,089,877	321,786	971,242
Income tax expense (Note 42)	77,228	235,983	109,291	273,108

Net income from continuing operations	325,075	853,894	212,495	698,134
Net income from discontinued operations (Notes 47 and 48)	—	—	—	661,768

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2015 and 2014 are 47,030 million Won and 125,293 million Won, respectively , and net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2015 and 2014 are 451,087 million Won and 1,428,724 million Won, respectively) (Note 32)	325,075	853,894	212,495	1,359,902

Remeasurement of the net defined benefit liability	(25,141)	(52,029)	(24,496)	(45,522)

Items that will not be reclassified to profit or loss	(25,141)	(52,029)	(24,496)	(45,522)
Gain (loss) on available-for-sale financial assets	22,800	66,911	75,487	(96,356)
Share of other comprehensive gain (loss) of joint ventures and associates	3,660	5,325	943	(1,823)
Gain (loss) on foreign currency translation of foreign operations	39,554	41,293	14,832	21,832
Loss on valuation of cash flow hedge	—	—	—	(27,151)

Items that may be reclassified to net income	66,014	113,529	91,262	(103,498)
Other comprehensive income (loss), net of tax	40,873	61,500	66,766	(149,020)
Total comprehensive income	365,948	915,394	279,261	1,210,882

Net income attributable to:
Net income attributable to owners	323,293	840,150	181,029	1,376,987
Income from continuing operations	323,293	840,150	181,029	598,296
Income from discontinued operations	—	—	—	778,691
Net income (loss) attributable to non-controlling interests	1,782	13,744	31,466	(17,085)
Income from continuing operations	1,782	13,744	31,466	99,837
loss from discontinued operations	—	—	—	(116,922)
Total comprehensive income attributable to:
Comprehensive income attributable to owners	367,362	909,901	246,722	1,312,506
Comprehensive income (loss) attributable to non-controlling interests	(1,414)	5,493	32,539	(101,624)
Basic and diluted earnings from continuing and discontinued operations per share (In Korean Won) (Note 43)	402	1,048	257	1,848
Basic and diluted earnings from continuing operations per share (In Korean Won) (Note 43)	402	1,048	257	786

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,376,987	1,376,987	(17,085)	1,359,902
Dividends	—	—	—	—	—	—	(8,029)	(8,029)
Changes due to distribution to owners	(648,685)	—	(68,104)	(2,238,228)	(110,405)	(3,065,422)	(286,564)	(3,351,986)
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Paid in capital stock of consolidated subsidiaries	—	—	(17,110)	—	—	(17,110)	17,391	281
Expenses on stock issued	—	—	(3)	—	—	(3)	—	(3)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	(1,901,406)	(1,901,406)
Income (loss) on valuation of available-for-sale financial assets	—	—	—	66,655	—	66,655	(98,070)	(31,415)
Changes in equity of joint ventures and associates	—	—	—	(3,193)	—	(3,193)	1,370	(1,823)
Gain on foreign currencies translation of foreign operations	—	—	—	161	—	161	21,671	21,832
Cash flow hedge	—	—	—	(18,220)	—	(18,220)	(8,851)	(27,071)
Remeasurement of the net defined benefit liability	—	—	—	(57,320)	(764)	(58,084)	(661)	(58,745)
Dividends to hybrid securities	—	—	—	—	(22,010)	(22,010)	(106,508)	(128,518)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)
Changes in treasury shares	—	—	—	(345)	—	(345)	—	(345)
Others	—	—	40	—	(14)	26	975	1,001

September 30, 2014	3,381,392	498,407	91,302	(2,220,533)	14,356,483	16,107,051	1,940,947	18,047,998

January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	840,150	840,150	13,744	853,894
Dividends	—	—	—	—	(504,952)	(504,952)	(814)	(505,766)
Disposal of investments in consolidated subsidiaries	—	—	3,193	—	—	3,193	605	3,798
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	68,216	—	68,216	(1,305)	66,911
Changes in equity of joint ventures and associates	—	—	—	5,325	—	5,325	—	5,325
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	48,236	—	48,236	(6,943)	41,293
Remeasurement of the net defined benefit liability	—	—	—	(52,026)	—	(52,026)	(3)	(52,029)
Dividends to hybrid securities	—	—	—	—	(134,517)	(134,517)	—	(134,517)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—	—	—
Others	—	—	—	—	—	—	55	55

September 30, 2015	3,381,392	3,334,002	294,259	(1,516,747)	13,559,399	19,052,305	115,263	19,167,568

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	For the nine months ended September 30
	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	853,894	1,359,902
Adjustments:
Income tax expense (benefit)	235,983	(161,067)
Interest income	(6,540,249)	(7,988,468)
Interest expense	3,022,569	4,076,299
Dividend income	(90,973)	(124,895)

	(3,372,670)	(4,198,131)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	925,691	742,539
Loss on available-for-sale financial assets	44,646	22,846
Loss on valuation of investments in subsidiaries and associates	97,267	90,803
Loss on foreign exchange translation	—	81,915
Loss on transaction / valuation of derivative instruments (hedging)	16,004	18,491
Loss on hedged items (fair value hedge)	99,862	25,527
Provisions	71,218	37,402
Retirement benefits	99,056	103,502
Depreciation and amortization	181,487	191,067
Loss on disposal of investments in joint ventures and associates	10	550
Loss on disposal of premises and equipment and other assets	1,812	2,285
Impairment loss on premises and equipment and other assets	493	1,774
Impairment loss on assets-held-for-sale	—	2,422
Impairment loss on disposal group held-for-sale and disposal group held for distribution to owners	—	7,728
Loss on disposal of disposal group held-for-sale	—	46,782

	1,537,546	1,375,633

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	7,903	59,910
Gain on valuation of investments in subsidiaries and associates	36,956	56,170
Gain on foreign exchange translation	—	39,209
Gain on transaction / valuation of derivative instruments (hedging)	108,091	22,403
Gain on hedged items (fair value hedge)	19,952	21,957
Reversal of provisions	465	744
Gain on disposal of investments in joint ventures and associates	60,896	30,967
Gain on disposal of premises and equipment and other assets	6,790	873
Reversal of impairment loss on premises and equipment and other assets	373	259
Reversal of impairment loss on assets held-for-sale	—	337
Gain on disposal of assets held for sale	—	933
Gain on disposal of group held-for-sale	—	159,794
Reversal of impairment loss on disposal group held-for-sale and disposal group held for distribution to owners	—	259

	241,426	393,815

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(219,809)	983,357
Loans and receivables	(25,285,929)	(9,597,817)
Other assets	(71,850)	(204,310)
Deposits due to customers	16,080,222	7,212,797
Provision	(100,426)	(89,633)
Net defined benefit liability	(160,207)	(193,355)
Other financial liabilities	6,444,098	(841,335)
Other liabilities	(71,092)	31,136

	(2,945,375)	(2,699,160)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (CONTINUED)

	For the nine months ended September
	2015	2014
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	6,572,793	7,913,334
Interest expense paid	(3,272,847)	(4,024,858)
Dividends received	88,720	145,109
Income tax paid	(408,767)	(62,742)

Net cash used in operating activities	(1,188,132)	(584,728)

Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash provided by disposal of assets held-for-sale (Note 47)	—	1,193,584
Disposal of available-for-sale financial assets	13,581,997	20,402,061
Redemption of held-to-maturity financial assets	4,861,468	3,924,355
Disposal of investments in joint ventures and associates	59,678	236,187
Disposal of premises and equipment	17,933	32,365
Disposal of intangible assets	1,782	50,037
Disposal of assets held-for-sale	3,711	29,537
Net decrease of derivatives for hedging	—	12,277

	18,526,569	25,880,403

Cash out-flows from investing activities:
Acquisition of PT Bank Woori Saudara Indonesia 1906 Tbk	38,535	—
Acquisition of available-for-sale financial assets	13,177,368	19,649,883
Acquisition of held-to-maturity financial assets	5,691,967	4,002,890
Acquisition of investments in joint ventures and associates	—	67,431
Acquisition of investment properties	—	18
Acquisition of premises and equipment	89,591	95,888
Acquisition of intangible assets	71,759	70,051
Net increase of derivatives for hedging	—	51,556

	19,068,653	23,937,717

Net cash provided by (used in) investing activities	(542,084)	1,942,686

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	3,640,161	—
Issuance of debentures	10,811,665	13,787,464
Paid in capital stock of subsidiaries	—	1,121
Change in ownership interest of subsidiaries	3,787	—
Issuance of hybrid securities in controlling interests	795,179	—
Other increase in non-controlling interests, net	—	79,072

	15,250,792	13,867,657

Cash out-flows from financing activities:
Changes due to distribution to owners	—	792,949
Net decrease in borrowings	—	2,260,686
Repayment of debentures	11,949,018	12,418,462
Payment of dividends	504,952	—
Acquisition of treasury stock	—	348
Expenses on stock issued	—	3
Dividends paid on hybrid securities in controlling interests	104,326	22,049
Dividends paid on hybrid securities in non-controlling interests	—	92,039
Redemption of non-controlling hybrid securities	—	702,995

	12,558,296	16,289,531

Net cash provided by (used in) financing activities	2,692,496	(2,421,874)

Net increase (decrease) in cash and cash equivalents	962,280	(1,063,916)
Cash and cash equivalents, beginning of the period (Note 6)	5,962,861	6,472,459
Effects of exchange rate changes on cash and cash equivalents	282,498	4,560

Cash and cash equivalents, end of the period (Note 6)	7,207,639	5,413,103

See accompanying notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2015 AND 2014

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of September 30, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of September 30, 2015, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.04% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 967 branches and offices in Korea, and 21 branches and offices overseas as of September 30, 2015.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location
Subsidiaries	Main business	September 30, 2015	December 31, 2014		Financial statements as of
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September, 30
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	September, 30
Woori Finance Research Institute	Other service business	100.0	100.0	Korea	September, 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September, 30
Woori Investment Bank (*6)	Other credit finance business	58.2	59.5	Korea	September, 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September, 30

		Percentage of ownership (%)		Location
Subsidiaries	Main business	September 30, 2015	December 31, 2014		Financial statements as of
Woori America Bank	Finance	100.0	100.0	U.S.A	September, 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hongkong	September, 30
Woori Bank (China) Limited	”	100.0	100.0	China	September, 30
ZAO Woori Bank	”	100.0	100.0	Russia	September, 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	September, 30
Woori Brazil Bank	”	100.0	100.0	Brazil	September, 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	September, 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	September, 30
Woori Finance Cambodia	”	100.0	100.0	Cambodia	September, 30
Woori Finance Myanmar (*7)	”	100.0	—	Myanmar	September, 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	September, 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	September, 30
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	September, 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	September, 30
Woori IB Global Bond Co., Ltd. (*3)	”	—	0.0	Korea	-
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	September, 30
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Pyeongtaek Ocean Sand Inc. (*3)	”	—	0.0	Korea	-
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	September, 30
Newyear Eighth Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Jilrian First Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	September, 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	—	Korea	September, 30
Electric Cable First Co., Ltd (*1)	”	0.0	—	Korea	September, 30
Woori International First Co., Ltd. (*1)	”	0.0	—	Korea	September, 30
Haeoreum Short-term Bond 15th and 35 beneficiary certificates for the rest (*4)	Securities Investment	—	—	-	September, 30
Principle Guaranteed Trust (*2)	Trust	0.0	0.0	Korea	September, 30
Principle and Interest Guaranteed Trust(*2)	”	0.0	0.0	Korea	September, 30
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*5)	Other financial business	31.9	31.9	Korea	September, 30
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	September, 30
Woori Investment Bank:
My Asset Manhattan Private REIT First (*3)	Securities Investment	—	76.6	Korea	—

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the group is not majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is deconsolidated as the liquidation procedure was completed during the nine months ended September 30, 2015.
(*4)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*5)	The entity is included in the consolidation scope, for the Group, as a general partner, has controlling power.

(*6)	The ownership interest as of September 30, 2015 decreased as Woori Private Equity Fund sold its ownership of Woori Investment Bank during the nine months ended September 30, 2015.
(*7)	During the nine months ended September 30, 2015, as the Group invested majority of the capital stock of the company, the entity was included in the subsidiary.

(3)	As of September 30, 2015, and December 31, 2014, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of September 30, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the nine months ended September 30, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	173,210	141,338	195,009	(3,037)	(3,037)
Woori Private Equity	91,051	47,238	3,261	1,188	963
Woori Finance Research Institute	3,838	520	3,261	106	103
Woori Card	7,032,180	5,739,465	1,004,504	100,602	103,856
Woori Investment Bank Co., Ltd.	1,268,283	1,120,869	91,088	8,542	7,081
Woori Credit Information	33,923	6,640	23,970	1,915	1,848
Woori America Bank	1,629,025	1,436,315	50,494	9,995	25,179
Woori Global Markets Asia Limited	250,517	130,080	4,833	1,017	10,551
Woori Bank (China) Limited	4,506,544	3,993,969	283,309	(1,781)	39,730
ZAO Woori Bank	362,882	324,312	12,917	5,356	1,976
PT Bank Woori Saudara Indonesia 1906 Tbk	1,648,268	1,317,897	492,140	17,526	(11,886)
Woori Brazil Bank	121,471	96,606	15,651	1,721	(8,098)
Korea BTL Infrastructure Fund	714,627	274	25,713	22,948	22,948
Woori Fund Service	9,014	653	4,013	(284)	(284)
Woori Finance Cambodia	19,946	13,864	1,858	390	867
Woori Finance Myanmar	2,389	—	—	—	—
Money trust under the Trust Business Act	1,471,156	1,442,750	46,249	(102)	(102)
Structured entity for the securitization of financial assets	469,330	904,130	20,502	(18,198)	(19,881)
Structured entity for investment in securities	3,127,173	597,028	98,697	14,466	32,343

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment Bank Co., Ltd.	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
Woori Global Markets Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,735,356	1,390,103	85,851	14,563	17,589
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for investment in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of certain jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by such investors including the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	13,087,789	33,683,906	8,858,298
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,345,242	2,353,698	955,584
Loans and receivables	310,637	2,183,439	26,976
Available-for-sale financial assets	1,599,403	134,555	632,792
Held-to-maturity financial assets	2,434,948	—	—
Investments in joint ventures and associates	—	—	295,816
Derivative assets	254	35,704	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	62,099	816	—
Other liabilities (including provisions)	62,099	816	—
The maximum exposure to risks	5,426,796	3,429,714	955,584
Investments	4,345,242	2,353,698	955,584
Purchase agreements	142,822	60,000	—
Credit facilities	938,732	886,116	—
Other agreements	—	129,902	—
Loss recognized on unconsolidated structured entities	—	(1,130)	(99)

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2015	December 31, 2014
Woori Investment Bank	63,673	60,121
PT Bank Woori Saudara Indonesia 1906 Tbk	53,015	56,828

2)	Net income attributable to non-controlling interests

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014
Woori Investment & Securities (*)	—	(125,724)
Woori Investment Bank	3,557	1,481
PT Bank Woori Saudara Indonesia 1906 Tbk	4,553	—

(*)	The entity was deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

3)	Dividends to non-controlling interests

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014
Woori Investment & Securities (*)	—	8,029
PT Bank Woori Saudara Indonesia 1906 Tbk	778	—

(*)	The entity was deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

4)	Change of non-controlling interest due to merger

Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank during the year ended December 31, 2014, and then changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. Due to the merger, the Bank’s ownership interest of the company decreased from 95.2% to 74.0%. At the same time, the non-controlling interests increased by 49,134 million Won, and the increase resulted in as the decrease of equity attributable to the owner of the Group (Note 51).

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with K-IFRS 1034 – Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2014 for understanding of the accompanying consolidated financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim consolidated financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2014.

1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 – Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loans and receivables:
Korean treasury and government agencies	9,675,682	15,171,424
Banks	24,436,960	18,063,113
Corporates	97,158,236	86,476,378
Consumers	116,025,429	103,659,220

Sub-total	247,296,307	223,370,135

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	21,569	13,816
Debt securities held for trading	2,318,953	2,248,619
Financial assets designated at FVTPL	1,000
Derivative assets for trading	3,251,244	2,111,467

Sub-total	5,592,766	4,373,902

Available-for-sale (“AFS”) debt securities	15,125,526	13,929,502
Held-to-maturity (“HTM”) securities	14,004,706	13,044,448
Derivative assets for hedging	316,925	196,061
Off-balance accounts :
Guarantees	19,145,000	18,027,919
Loan commitments	88,987,109	89,637,659

Sub-total	108,132,109	107,665,578

Total	390,468,339	362,579,626

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	233,137,326	3,967,014	2,681,767	660,732	258,233	6,591,235	247,296,307
Financial assets at FVTPL (*2)	2,319,953	—	—	21,569	—	—	2,341,522
AFS debt securities	14,823,191	34,146	95,484	—	—	172,705	15,125,526
HTM securities	13,881,525	—	15,457	—	—	107,724	14,004,706
Off-balance accounts	105,651,833	645,359	104,109	76,657	33,736	1,620,415	108,132,109

Total	369,813,828	4,646,519	2,896,817	758,958	291,969	8,492,079	386,900,170

	December 31, 2014
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL (*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance accounts	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

(*1)	Others consist of financial assets in Indonesia, Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,278,109	40,053,302	35,688,705	5,432,766	108,281,089	8,562,336	247,296,307
Financial assets at FVTPL (*)	8,018	1,000	1,291,410	6,013	—	1,035,081	2,341,522
AFS debt securities	873,096	36,534	9,721,633	31,419	—	4,462,844	15,125,526
HTM securities	2,041,529	—	8,403,916	472,209	—	3,087,052	14,004,706
Off-balance accounts	19,269,383	33,279,611	14,197,320	5,623,171	30,231,543	5,531,081	108,132,109

Total	71,470,135	73,370,447	69,302,984	11,565,578	138,512,632	22,678,394	386,900,170

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL (*)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance accounts	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

(*)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	9,678,218	24,447,945	55,776,618	32,245,292	7,754,808	95,776,718	115,058,914	244,961,795
Loans and receivables overdue but not impaired	—	677	112,163	129,996	—	242,159	825,947	1,068,783
Impaired loans and receivables	—	2,045	2,153,520	595,841	606,864	3,356,225	600,755	3,959,025

Gross loans and receivables	9,678,218	24,450,667	58,042,301	32,971,129	8,361,672	99,375,102	116,485,616	249,989,603

Allowance for credit losses	2,536	13,707	1,468,890	606,870	141,106	2,216,866	460,187	2,693,296

Total, net	9,675,682	24,436,960	56,573,411	32,364,259	8,220,566	97,158,236	116,025,429	247,296,307

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097

Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041

Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	9,675,682	24,436,219	42,620,068	16,442,832	5,458,102	64,521,002	110,205,148	208,838,051
Lower grade (*2)	—	—	12,692,518	15,491,787	2,235,307	30,419,612	4,665,244	35,084,856

Total	9,675,682	24,436,219	55,312,586	31,934,619	7,693,409	94,940,614	114,870,392	243,922,907

Value of collateral	—	360,015	18,770,133	24,581,793	4,512,458	47,864,384	95,217,522	143,441,921

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Upper grade (*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade (*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

(*1)	AAA~BBB for Corporates and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 1,038,888 million Won and 948,813 million Won as of September 30, 2015 and as of December 31, 2014, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
Overdue			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	75	102,035	84,609	—	186,644	640,146	826,865
30~59 days	—	299	5,894	15,960	—	21,854	91,441	113,594
60~89 days	—	53	979	14,578	—	15,557	48,343	63,953

Total	—	427	108,908	115,147	—	224,055	779,930	1,004,412

Value of collateral (*)	—	—	13,241	97,891	—	111,132	476,915	588,047

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
Overdue			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30~59 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60~89 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses. Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 64,371 million Won and 74,415 million Won as of September 30, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	314	1,151,917	314,493	527,157	1,993,567	375,107	2,368,988
Value of collateral (*)	—	—	956,319	362,974	200,442	1,519,735	306,413	1,826,148

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral (*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,590,037 million Won and 1,930,678 million Won as of September 30, 2015 and December 31, 2014, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Debt securities held for trading(*)	AFS debt securities	HTM securities	Total
AAA	1,469,947	11,478,815	13,443,063	26,391,825
AA- ~ AA+	618,911	3,054,480	451,777	4,125,168
BBB- ~ A+	230,095	562,889	109,866	902,850
Below BBB-	1,000	29,342	—	30,342

Total	2,319,953	15,125,526	14,004,706	31,450,185

	December 31, 2014
	Debt securities held for trading(*)	AFS debt securities	HTM securities	Total
AAA	1,697,680	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	410,755	37,513	689,667
Below BBB-	—	6,882	—	6,882

Total	2,248,619	13,929,502	13,044,448	29,222,569

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average Value at Risk(“VaR”) for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, and the VaR as of September 30, 2015 and December 31, 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2015	For the Nine months ended September 30, 2015			As of December 31, 2014	For the year ended December 31, 2014
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,967	2,723	3,991	1,211	1,403	1,982	14,948	1,029
Stock price	1,649	2,291	4,377	531	977	1,199	1,835	494
Foreign currencies	3,827	3,552	4,847	2,783	2,834	2,940	4,051	1,998
Commodity price	140	91	218	5	174	76	244	2
Diversification	(4,089)	(3,695)	(6,910)	(348)	(2,277)	(2,557)	(6,562)	(1,108)

Total VaR	4,494	4,962	6,523	4,182	3,111	3,640	14,516	2,415

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	September 30, 2015		December 31, 2014
Name of scenario	NII	NPV	NII	NPV
Base case	4,182,202	21,849,271	4,066,282	20,834,907
Base case (Prepay)	4,189,075	20,693,665	4,069,926	20,031,483
IR 100bp up	4,513,063	21,085,272	4,399,344	20,556,629
IR 100bp down	3,827,988	22,673,525	3,738,667	21,118,466
IR 200bp up	4,843,864	20,379,315	4,732,405	20,287,594
IR 200bp down	3,202,181	23,560,097	3,355,164	21,403,671
IR 300bp up	5,174,663	19,727,499	5,065,465	20,029,447
IR 300bp down	2,215,204	24,772,516	2,562,087	21,689,568

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

September 30, 2015		December 31, 2014
EaR	VaR	EaR	VaR
174,024	56,942	137,081	80,800

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	140,704,450	39,791,298	8,977,692	7,993,895	48,155,585	36,653,688	282,236,608
AFS financial assets	3,288,343	923,751	2,148,868	2,807,054	6,919,808	670,216	16,758,040
HTM financial assets	2,095,380	1,204,037	1,360,654	1,188,159	7,983,735	936,008	14,767,973

Total	146,088,173	41,919,086	12,487,214	11,989,108	63,019,128	38,259,912	313,762,621

Liability:
Deposits due to customers	102,539,133	31,115,393	25,554,707	14,513,377	30,992,293	222,002	204,936,905
Borrowings	14,042,182	2,126,752	939,662	831,233	3,066,411	517,417	21,523,657
Debentures	3,081,345	2,991,524	1,138,161	753,592	12,898,032	4,772,499	25,635,153

Total	119,662,660	36,233,669	27,632,530	16,098,202	46,956,736	5,511,918	252,095,715

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	September 30, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,770	30,781,790	123,254	1,228,588	18,288	3,442,397	1,327	1,783,134	3,531,823	40,767,732
Financial assets at FVTPL	160	191,248	140	1,393	—	—	1	1,333	4,874	198,848
AFS financial assets	199	237,508	—	—	182	34,229	—	317	424,137	696,191
HTM financial assets	13	15,636	—	—	—	—	—	—	107,545	123,181

Total	26,142	31,226,182	123,394	1,229,981	18,470	3,476,626	1,328	1,784,784	4,068,379	41,785,952

	September 30, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	191	227,776	510	5,089	—	—	42	56,170	169,712	458,747
Deposits due to customer	10,783	12,880,576	106,525	1,061,827	15,055	2,833,793	250	335,408	1,472,342	18,583,946
Borrowings	9,308	11,118,795	21,647	215,771	1,687	317,531	456	612,476	132,103	12,396,676
Debentures	3,592	4,291,004	5,684	56,655	900	169,407	33	44,350	505,138	5,066,554
Other financial liabilities	3,252	3,884,943	1,968	19,613	4,366	821,905	27	36,853	1,553,393	6,316,707

Total	27,126	32,403,094	136,334	1,358,955	22,008	4,142,636	808	1,085,257	3,832,688	42,822,630

Off-balance accounts	11,271	13,463,092	27,962	278,726	485	91,243	531	713,751	2,897,104	17,443,916

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance accounts	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	772,040	1,493	155	27,189	174,019	—	974,896
Deposits due to customers	125,814,057	25,824,515	22,784,643	21,304,820	9,017,125	3,692,984	208,438,144
Borrowings	8,931,794	3,121,162	1,680,756	2,078,029	5,244,558	515,846	21,572,145
Debentures	3,081,231	2,991,409	1,138,328	753,763	12,898,726	4,772,463	25,635,920
Other financial liabilities	12,803,635	30,255	4,042	3,491	132,683	2,982,478	15,956,584

Total	151,402,757	31,968,834	25,607,924	24,167,292	27,467,111	11,963,771	272,577,689

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	772,040	1,493	155	27,189	174,019	—	974,896
Deposits due to customers	134,168,662	27,702,516	21,077,997	14,188,380	7,114,939	3,683,694	207,936,188
Borrowings	8,966,067	3,119,185	1,736,432	2,018,360	5,244,533	515,846	21,600,423
Debentures	3,081,231	2,991,409	1,138,328	753,763	12,899,575	4,772,463	25,636,769
Other financial liabilities	12,803,635	30,255	4,042	3,491	166,034	2,982,478	15,989,935

Total	159,791,635	33,844,858	23,956,954	16,991,183	25,599,100	11,954,481	272,138,211

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2015 and December 31, 2014 as follow:

	Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2015	3,525,611	—	—	—	—	—	3,525,611
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855

4)	Maturity analysis of off-balance accounts such as guarantees and commitments

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. . The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	September 30, 2015	December 31, 2014
Guarantees	19,145,000	18,027,919
Loan commitments	88,987,109	89,637,659

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group maintains the operational risk management system under Basel II. The Group developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision within Bank for International Settlement and Basel III was applied from the end of December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 4.5% common equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of September 30, 2015 and December 31, 2014. The details are as following (Unit: Korean won in millions):

	September 30, 2015	December 31, 2014
Tier 1 capital	13,178,719	13,111,803
Other Tier 1 capital	3,016,391	2,534,622
Tier 2 capital	5,051,875	5,211,287

Total risk-adjusted capital	21,246,985	20,857,712

Risk-weighted assets for credit risk	145,758,116	135,697,864
Risk-weighted assets for market risk	3,796,528	1,666,819
Risk-weighted assets for operational risk	9,295,756	8,958,341

Total risk-weighted assets	158,850,400	146,323,024

Common equity Tier 1 ratio	8.30%	8.96%
Tier 1 capital ratio	10.20%	10.69%

Total capital ratio	13.38%	14.25%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

Details of products and services

Consumer banking	Loans/deposits and financial services for individual, etc.

Corporate banking	Loans/deposits and export/import, financial services for institutional clients, etc.

Investment banking	Domestic/foreign investment, structured finance, M&A, equity and fund investment related business, venture advisory related tasks, real estate SOC development projects, etc.

Capital market	Fund management, investment securities and investments in derivatives, etc.

Headquarter and others	Segments that do not belong to above segments.

1)	Details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	93,092,811	108,467,124	6,506,401	12,216,091	81,576,004	301,858,431	(4,743,895)	297,114,536
Liabilities	48,393,126	165,785,455	116,314	10,632,310	50,982,152	275,909,357	2,037,611	277,946,968

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	82,415,399	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	51,283,487	250,002,614	2,061,180	252,063,794

2)	Details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income	936,563	1,248,892	3,778	27,953	851,294	3,068,480	449,200	3,517,680
Interest income	2,132,389	2,462,859	116,285	15,008	1,567,669	6,294,210	246,039	6,540,249
Interest expense	(953,431)	(1,419,470)	(14)	(55)	(852,760)	(3,225,730)	203,161	(3,022,569)
Inter-segment	(242,395)	205,503	(112,493)	13,000	136,385	—	—	—
Net non-interest income	416,322	388,722	67,826	18,663	398,159	1,289,692	(738,060)	551,632
Non-interest income	647,399	375,641	357,082	5,321,751	3,071,735	9,773,608	(396,257)	9,377,351
Non-interest expense	(246,709)	(13,804)	(289,256)	(5,303,088)	(2,631,059)	(8,483,916)	(341,803)	(8,825,719)
Inter-segment	15,632	26,885	—	—	(42,517)	—	—	—
Other income (expense)	(1,318,524)	(1,348,068)	12,436	(78,923)	(682,371)	(3,415,450)	314,711	(3,100,739)
General administrative expense	(1,291,721)	(661,634)	(9,490)	(11,572)	(511,703)	(2,486,120)	200,466	(2,285,654)
Reversal of impairment losses (impairment losses) due to credit loss and others	(26,803)	(686,434)	21,926	(67,351)	(170,668)	(929,330)	114,245	(815,085)
Operating income(loss)	34,361	289,546	84,040	(32,307)	567,082	942,722	25,851	968,573
Non-operating income (expense)	(13,398)	(3,061)	33,771	140	137,560	155,012	(33,708)	121,304
Net income(loss) before income tax expense	20,963	286,485	117,811	(32,167)	704,642	1,097,734	(7,857)	1,089,877
Income tax expense(benefit)	(5,073)	(69,330)	(28,510)	7,785	(170,523)	(265,651)	29,668	(235,983)
Net income(loss)	15,890	217,155	89,301	(24,382)	534,119	832,083	21,811	853,894

	For the nine months ended September 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income	1,059,842	1,314,604	155	22,218	478,670	2,875,489	451,055	3,326,544
Interest income	2,266,961	2,749,948	154,439	20,090	1,493,764	6,685,202	228,574	6,913,776
Interest expense	(1,222,679)	(1,655,346)	(17)	(88)	(931,583)	(3,809,713)	222,481	(3,587,232)
Inter-segment	15,560	220,002	(154,267)	2,216	(83,511)	—	—	—
Net non-interest income	369,046	335,704	68,942	20,526	460,951	1,255,169	(876,467)	378,702
Non-interest income	512,693	323,109	267,958	2,522,361	2,303,613	5,929,734	(372,903)	5,556,831
Non-interest expense	(158,019)	(8,976)	(199,016)	(2,501,835)	(1,806,719)	(4,674,565)	(503,564)	(5,178,129)
Inter-segment	14,372	21,571	—	—	(35,943)	—	—	—
Other income (expense)	(1,270,760)	(978,493)	(15,342)	3,765	(665,742)	(2,926,572)	187,585	(2,738,987)
General administrative expense	(1,216,725)	(596,193)	(8,935)	(11,443)	(516,040)	(2,349,336)	192,271	(2,157,065)
Reversal of impairment losses(Impairment losses) due to credit loss and others	(54,035)	(382,300)	(6,407)	15,208	(149,702)	(577,236)	(4,686)	(581,922)
Operating income	158,128	671,815	53,755	46,509	273,879	1,204,086	(237,827)	966,259
Non-operating income (expense)	(5,309)	(2,525)	31,885	(123)	549,217	573,145	(568,162)	4,983
Net income before income tax expense	152,819	669,290	85,640	46,386	823,096	1,777,231	(805,989)	971,242
Income tax expense(benefit)	(36,982)	(147,816)	(20,725)	(11,225)	318,013	101,265	(374,373)	(273,108)
Net income (loss) from continuing operations	115,837	521,474	64,915	35,161	1,141,109	1,878,496	(1,180,362)	698,134

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2015 and 2014 amounted to 14,905,211 million Won and 12,070,253 million Won, respectively, and revenue from the foreign customers amounted to 1,012,389 million Won and 400,354 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of September 30, 2015 and December 31, 2014 are 3,698,277 million Won and 3,591,351 million Won, respectively, and in foreign countries are 204,612 million Won and 211,465 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Cash and checks	2,732,881	2,597,984
Foreign currencies	672,803	585,728
Demand deposits	3,585,933	2,017,798
Fixed deposits	216,022	761,351

Total	7,207,639	5,962,861

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	66,911	(31,345)
Changes in other comprehensive income (loss) of investment in associates	5,325	(1,823)
Changes in other comprehensive income of foreign currencies translation of foreign operations	41,293	21,832
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(52,029)	(58,745)
Changes in investments in associates due to equity swap and others	74,481	167,444
Changes in unpaid dividends of hybrid equity securities	30,190	14,431
Changes in payables due to intangible assets	125,496	5,627

7.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Financial assets held for trading	5,706,089	4,536,918
Financial assets designated at FVTPL	12,452	17,262

Total	5,718,541	4,554,180

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Deposits:
Gold banking assets	21,569	13,816
Securities:
Debt securities
Korean treasury and government agencies	683,973	668,886
Financial institutions	1,026,942	927,121
Corporates	608,038	620,312
Equity securities	83,015	99,988
Beneficiary certificates	13,881	48,291
CMA securities	—	32,300
Securities loaned	17,427	14,737

Sub-total	2,433,276	2,411,635

Derivatives assets	3,251,244	2,111,467

Total	5,706,089	4,536,918

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Equity-linked securities	—	6,066
Debt securities	1,000	—
Equity securities	11,452	11,196

Total	12,452	17,262

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Debt securities:
Korean treasury and government agencies	3,381,277	3,171,580
Financial institutions	5,892,343	6,731,461
Corporates	4,047,598	2,827,250
Asset-backed securities	247,229	157,741
Bond denominated in foreign currencies	646,084	298,900
Sub-total	14,214,531	13,186,932
Equity securities	1,327,443	1,421,374
Beneficiary certificates	1,854,437	3,452,611
Securities loaned	876,196	686,096
Others	31,095	63,832

Total	18,303,702	18,810,845

9.	HELD TO MATURITY FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Korean treasury and government agencies	3,095,907	4,128,344
Financial institutions	4,519,476	4,389,592
Corporates	6,266,142	4,470,297
Bond denominated in foreign currencies	123,181	56,215

Total	14,004,706	13,044,448

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Due from banks	9,517,501	11,100,572
Loans	226,161,405	204,818,820
Other loan and receivables	11,617,401	7,450,743

Total	247,296,307	223,370,135

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,595,274	9,120,180
Due from depository banks	500	1,000
Due from non-depository	67,356	277,337
Due from the Korea Exchange	1,540	1,580
Others	37,421	182,750
Allowance for credit losses	(1,684)	(2,305)

Sub-total	6,700,407	9,580,542

Due from banks in foreign currencies:
Due from banks on demand	550,353	312,022
Time deposits	1,171,089	712,972
Others	1,099,088	497,454
Allowance for credit losses	(3,436)	(2,418)

Sub-total	2,817,094	1,520,030

Total	9,517,501	11,100,572

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	September 30, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,595,274	Reserve deposits under the BOK Act
Others	Samsung Securities Co., Ltd. and others	37,421	Reserve deposits of the futures and options and others

Sub-total		6,632,695

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	550,351	Reserve deposits under the BOK Act and others
Others	Central Bank of China and others	1,081,172	Reserves and others
Due from banks on regular	Cambodia Central Bank (“CCB”)	179	Deposit on CCB and others

Sub-total		1,631,702

Total		8,264,397

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	9,120,180	Reserve deposits under the BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

Sub-total		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	296,447	Reserve deposits under the BOK Act and others
Others	The Central Bank of China and others	469,974	Deposit reserves and others

Sub-total		766,421

Total		10,069,351

(4)	Loans are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loans in local currency	183,179,873	167,261,592
Loans in foreign currencies	14,002,979	11,281,016
Domestic bankers’ letter of credit	5,384,468	5,712,049
Credit card accounts	5,999,820	5,113,684
Bills bought in foreign currencies	7,539,850	5,552,421
Bills bought in local currency	119,343	258,707
Factoring receivables	116,257	92,205
Advances for customers on guarantees	61,044	52,619
Privately placed bonds	278,928	346,284
Loans to be converted to equity securities	498	498
Securitized loans	246,990	295,506
Call loans	7,356,145	4,174,735
Bonds purchased under resale agreements	3,786,573	6,891,629
Others	42,268	44,378
Loan origination costs and fees	431,851	367,898
Present value discount	(5,052)	(16,913)
Allowance for credit losses	(2,380,430)	(2,609,488)

Total	226,161,405	204,818,820

(5)	Other loan and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
CMA accounts	216,000	186,000
Receivables	8,968,051	4,662,557
Accrued income	921,998	885,141
Telex and telephone subscription rights and refundable deposits	1,068,064	1,075,068
Other receivables	751,034	981,672
Allowance for credit losses	(307,746)	(339,695)

Total	11,617,401	7,450,743

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net reversal of provision (net provision)	(105,574)	(797,882)	(128,622)	21,853	(1,010,225)
Recoveries of loans previously charged off	(19,315)	(75,788)	(24,184)	—	(119,287)
Charge-offs	195,933	744,335	134,387	334	1,074,989
Sales of loans and receivables	2,466	128,178	—	845	131,489
Unwinding effect	9,637	76,449	—	—	86,086
Others	360	87,865	(1)	9,334	97,558

Ending balance	(242,928)	(1,964,933)	(147,537)	(337,898)	(2,693,296)

	For the nine months ended September 30, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net provision	(121,139)	(533,008)	(121,025)	(29,939)	(805,111)
Recoveries of loans previously charged off	(6,035)	(13,789)	(19,777)	—	(39,601)
Charge-offs	89,469	644,679	121,676	551	856,375
Sales of loans and receivables	2,963	81,994	—	988	85,945
Unwinding effect	13,002	105,782	336	223	119,343
Others	(4,172)	101,516	(7)	89,706	187,043

Ending balance	(321,816)	(2,405,384)	(124,410)	(392,028)	(3,243,638)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities, derivatives, and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	21,569	—	—	21,569
Debt securities	572,214	1,746,739	—	2,318,953
Equity securities	83,015	—	—	83,015
Beneficiary certificates	—	13,881	—	13,881
Securities loaned	17,427		—	17,427
Derivative assets	6,220	3,165,543	79,481	3,251,244

Sub-total	700,445	4,926,163	79,481	5,706,089

Financial assets designed at FVTPL
Debt securities	—	1,000	—	1,000
Equity securities	—	307	11,145	11,452

Sub-total	—	1,307	11,145	12,452

AFS financial assets
Debt securities	2,321,488	11,893,043	—	14,214,531
Equity securities	317,475	—	1,009,968	1,327,443
Beneficiary certificates	—	1,464,044	390,393	1,854,437
Securities loaned	761,721	114,475	—	876,196
Others	—	25,459	5,636	31,095

Sub-total	3,400,684	13,497,021	1,405,997	18,303,702

Derivative assets	—	310,645	6,280	316,925

Total	4,101,129	18,735,136	1,502,903	24,339,168

Financial liabilities:
Financial liabilities held for trading
Deposits	21,648	—	—	21,648
Derivative liabilities	230,347	3,212,448	82,816	3,525,611

Sub-total	251,995	3,212,448	82,816	3,547,259

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,357	758,553	768,910
Debentures	—	97,759	—	97,759

Sub-total	—	108,116	758,553	866,669

Total	251,995	3,320,564	841,369	4,413,928

	December 31, 2014
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Securities loaned	14,737	—	—	14,737
Derivative assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Securities loaned	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of September 30, 2015 and December 31, 2014, that are amounting to 31,826 million Won and 41,022 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the nine months ended September 30, 2015 is 414 million Won and related gain from the disposals is 146 million Won.

Financial assets and liabilities designated at FVTPL, financial assets and liabilities held for trading, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.3~0.983	Volatility of fair value increases as correlation increases
		Historical variability	19.5%~34.2%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	99.58%~100%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.3~0.983	Volatility of fair value increases as correlation increase
		Historical variability	19.5%~34.2%	Volatility of fair value increase due to historical variability increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.275~0.595	Compound financial instrument’s fair value increases as both of historical variability and correlation increase when correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease
		Historical variability	13.5%~66.1%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2015
Financial assets:
Financial assets held for trading:
Derivative assets(*3)	49,274	56,040	—	(6,733)	(18,121)	(979)	79,481
Financial assets designed at FVTPL:
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Equity securities	10,567	578	—	—	—	—	11,145

Sub-total	16,633	578	—	—	(6,066)	—	11,145

AFS financial assets:
Equity securities (*4)	1,031,918	(32,274)	25,727	93,543	(95,823)	(13,123)	1,009,968
Beneficiary certificates	355,694	5,774	(11,875)	100,568	(59,768)	—	390,393
Others	14,241	(7,063)	1,697	—	(3,239)	—	5,636

Sub-total	1,401,853	(33,563)	15,549	194,111	(158,830)	(13,123)	1,405,997

Derivative assets	11,946	6,014	—	—	(11,680)	—	6,280

Total	1,479,706	29,069	15,549	187,378	(194,697)	(14,102)	1,502,903

	For the nine months ended September 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2015
Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*3)	41,711	56,433	—	2,610	(16,736)	(1,202)	82,816
Financial liabilities designated at FVTPL:
Equity-linked securities(*5)	361,993	(100,825)	—	798,142	(300,560)	(197)	758,553

Total	403,704	(44,392)	—	800,752	(317,296)	(1,399)	841,369

(*1)	The loss amounting to 58,710 million Won for the nine months ended September 30, 2015, which is from financial assets and liabilities that the Group holds at the end of periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives and interest rate related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*5)	Since the observable market data for equity-linked securities has been available, such securities were transferred out of level 3 to level 2.

	For the nine months ended September 30, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	Decrease for the sales or the spin- off of the subsidiaries	September 30, 2014
Financial assets:
Financial assets held for trading:
Derivative assets	307,782	26,760	—	3,260	(102,169)	—	(193,183)	42,450
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	26,036	—	3,260	(106,602)	—	(194,211)	42,450

Financial assets designed at FVTPL:
Equity-linked securities	408,120	(341)	—	324,259	(82,468)	—	(643,454)	6,116
Debt securities	2,676	26	—	—	(1,135)	—	—	1,567
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(327)	—	324,259	(83,603)	—	(643,454)	18,250

AFS financial assets:
Debt securities (*3)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities (*4)	1,843,889	(71,226)	277	91,184	(99,413)	(5,432)	(672,056)	1,087,223
Beneficiary certificates (*3)	562,941	19,185	(6,974)	30,640	(63,309)	(1,935)	(199,596)	340,952
Others (*3)	102,914	(2,440)	(998)	12,898	—	(70,000)	(27,998)	14,376

Sub-total	2,518,794	(60,529)	(7,695)	134,722	(162,722)	(75,542)	(904,477)	1,442,551

Derivative assets	14,608	1,067	—	—	(3,861)	—	—	11,814

Total	3,268,744	(33,753)	(7,695)	462,241	(356,788)	(75,542)	(1,742,142)	1,515,065

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*5)	253,419	3,067	—	2,700	(43,972)	—	(179,837)	35,377
Financial liabilities designated at FVTPL:
Equity-linked securities (*6)	5,587,261	27,562	—	2,093,741	(896,490)	(320)	(6,545,932)	265,822
Derivative liabilities	—	—	4,050	—	—	—	(4,050)	—

Total	5,840,680	30,629	4,050	2,096,441	(940,462)	(320)	(6,729,819)	301,199

(*1)	The loss amounting to 150,331 million Won for the nine months ended September 30, 2014, which is from financial assets and liabilities that the Group holds at the end of periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred from level 2 into level 3 or vice versa upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as using quoted price in inactive market or values from external valuation specialists, for the AFS financial assets.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*5)	The item transferred out of level 3 is an interest rate swap contract including a call option, and due to the exercise of the option during the period, the derivative instrument has been reclassified from level 3 to level 2.
(*6)	Since the observable market data for equity-linked securities has been available, such securities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis through reasonable changes of the unobservable inputs used to measure Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of September 30, 2015 and December 31, 2014 (Unit: Korean Won in millions).

	As of September 30, 2015				As of December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	25,851	(12,534)	—	—	14,093	(6,471)	—	—
Financial assets designed at FVTPL:
Equity securities (*5)	799	(743)	—	—	—	—	—	—
AFS financial Assets
Equity securities (*3)	—	—	50,928	(23,418)	—	—	80,085	(39,055)
Beneficiary certificates (*4)	—	—	4,384	(4,146)	—	—	3,430	(3,243)
Others (*4)	—	—	94	(93)	—	—	6,823	(2,858)

Total	26,650	(13,277)	55,406	(27,657)	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	15,718	(13,830)	—	—	7,939	(7,222)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	3,694	(3,672)	—	—	1,497	(1,483)	—	—

Total	19,412	(17,502)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.

(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate that is underlying assets and discount rate by 1%. The price of trust property and real estates and discount rate are major unobservable variables.
(*5)	Fair value changes are calculated by increasing or decreasing the discount rate, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of September 30, 2015
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	value
Financial assets:
HTM financial assets	1,117,656	13,143,627	—	14,261,283	14,004,706
Loans and receivables	—	—	249,691,387	249,691,387	247,296,307
Financial liabilities:
Deposits due to customers	—	204,787,803	—	204,787,803	204,601,751
Borrowings	—	21,420,881	—	21,420,881	21,346,068
Debentures	—	24,147,930	—	24,147,930	23,724,349
Other financial liabilities	—	22,829,602	—	22,829,602	22,830,706

	As of December 31, 2014
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	value
Financial assets:
HTM financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of September 30, 2015 and December 31, 2014, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Assets transferred	Financial assets at FVTPL	—	9,851
	AFS financial assets	598,809	926,796
	HTM financial assets	144,754	660,212

	Total	743,563	1,596,859

Related liabilities	Disposal of securities under repurchase agreements	724,057	1,196,237

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	17,427	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	876,196	686,096	Korea Securities Depository

	Total	893,623	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(1)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of September 30, 2015 and December 31, 2014, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	September 30, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	3,562,933	13,955	3,548,978
Receivable spot exchange (*2)	7,241,107	—	7,241,107	8,992,071	41,461	1,756,553
Bonds purchased under resale agreements (*2)	3,776,071	—	3,776,071	3,776,071	—	—
Domestic exchanges receivable (*2)(*5)	28,017,206	27,533,207	483,999	—	—	483,999

Total	42,597,317	27,547,162	15,050,155	12,768,142	41,461	2,240,552

	September 30, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	4,009,805	13,955	3,995,850
Payable spot exchange (*3)	7,241,968	—	7,241,968	9,617,867	294,224	1,325,727
Bonds sold under repurchase agreements (*4)	724,057	—	724,057	724,057	—	—
Domestic exchanges payable (*3)(*5)	29,790,294	27,533,207	2,257,087	2,249,419	—	7,668

Total	41,766,124	27,547,162	14,218,962	12,591,343	294,224	1,333,395

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,316,295	16,228	2,300,067
Receivable spot exchange (*2)	3,619,768	—	3,619,768	5,413,119	37,142	469,574
Bonds purchased under resale agreements (*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable (*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,478,924	16,228	2,462,696
Payable spot exchange (*3)	3,616,169	—	3,616,169	5,396,870	41,229	640,766
Bonds sold under repurchase agreements (*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable (*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2015	December 31, 2014	Financial statements as of
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	26.4	26.4	September 30
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	September 30
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	August 31 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	7.2	7.2	September 30
Korea Finance Security Co., Ltd. (*4) (*14)	Security service	15.0	15.3	August 31 (*3)
United PF 1st Corporate Financial Stability (*5)	Finance	17.7	17.7	September 30
Chin Hung International Inc. (*2) (*6)	Construction	28.4	26.8	August 31 (*3)
Poonglim Industrial Co., Ltd. (*7)	”	28.9	30.7	June 30 (*3)
Ansang Tech Co., Ltd. (*8)	Manufacturing	—	23.0	—
STX Engine Co., Ltd. (*1)(*2)(*9)	”	29.2	15.0	June 30 (*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	September 30
Force TEC Co., Ltd. (*10)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*10)	Construction	22.4	22.4	—
STX Corporation (*1) (*2)	Wholesale of non- Specialized Goods	15.0	15.0	June 30 (*3)
Osung LST Co., Ltd. (*1) (*2)	Manufacturing	11.1	11.1	June 30 (*3)
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.(*3)	Semiconductor equipment	—	44.8	—
Woori Renaissance Holdings (*11)	Other financial business	51.6	51.6	September 30
Woori Private Equity Company Ltd.:
Woori Columbus First PEF (*12)	Other financial business	1.9	1.9	September 30

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 7, 220, previous year: KRW 9,670), Chin Hung International Inc. (current period: KRW 2, 455, previous year: KRW 1,665), STX Engine Co., Ltd. (current period: KRW 7,800), Samho International Co., Ltd. (current period: KRW 19,850, previous year: KRW 13,150), STX Corporation. (current period: KRW 3,925), and Osung LST Co., Ltd. (current period: KRW 585, previous year: KRW 1,215).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.
(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*6)	Due to debt-equity swap occurred during the nine months ended September 30, 2015 the ownership interest of Chin Hung International Inc. has increased.

(*7)	Due to debt-equity swap and treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the nine months ended September 30, 2015, the ownership interest of the Group has fallen.
(*8)	As the Group sold shares of Ansang Tech Co., Ltd. during the nine months ended September 30, 2015, it was excluded from the associates.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred during the nine months ended September 30, 2015 the ownership interest of STX Engine Co., Ltd. increased.
(*10)	The carrying amounts of investments in Hana Construction Co., Ltd. and Force TEC Co., Ltd. are nil as of September 30, 2015 and December 31, 2014, respectively.
(*11)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*12)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity was accounted for using equity method
(*13)	As the Group sold shares of Phoenix Digital Tech Co., Ltd during the nine months ended September 30, 2015, it was excluded from the associates.
(*14)	As the Group sold some shares of Korea Finance Security Co., Ltd. during the nine months ended September 30, 2015, the ownership interest of the Group has fallen.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisition(*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	September 30, 2015
Woori Blackstone Korea Opportunity Private Equity Fund I	81,608	100,436	4,340	—	(21,525)	(13,120)	—	—	—	70,131
Kumho Tire Co., Inc.	175,652	224,829	(10,976)	—	—	—	5,391	—	—	219,244
Woori Service Networks Co., Ltd.	108	130	14	—	—	(12)	—	—	—	132
Korea Credit Bureau Co., Ltd.	2,215	3,378	204	—	—	—	—	—	—	3,582
Korea Finance Security Co., Ltd.	3,337	4,272	(47)	—	(82)	(55)	—	—	—	4,088
United PF 1st Corporate financial stability	191,617	203,418	2,741	—	(19,178)	—	—	—	—	186,981
Chin Hung International Inc.	60,275	28,491	(15,515)	29,451	—	—	472	—	—	42,899
Poonglim Industrial Co., Ltd.	13,917	—	5,443	—	—	—	(1,403)	(14,296)	15,775	5,519
STX Engine Co., Ltd.	47,008	2,292	5,093	45,030	—	—	2,191	—	6,032	60,638
Samho Co., Ltd.	7,492	11,257	1,973	—	—	—	52	—	—	13,282
STX Corporation	42,215	14,348	(3,835)	—	—	—	563	—	109	11,185
Osung LST Co., Ltd.	15,405	18,482	(4,590)	—	—	—	17	(36,486)	30,661	8,084
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—		—		—
Woori Renaissance Holdings	63,000	36,019	3,839	—	—	(2,416)	—	—	—	37,442
Woori Columbus First PEF	1,200	1,084	177	—	—	—	—	—	—	1,261

	706,383	648,436	(9,529)	74,481	(42,395)	(15,603)	7,283	(50,782)	52,577	664,468

(*)	Investments in associates increased by 74,481 million won through transfers between accounts, such as loan-equity swap occurred during the nine months ended September 30, 2015.

	For the nine months ended September 30, 2014
	Acquisition Cost	January 1, 2014	Share of profits (losses)	Acquisition (*1)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	September 30, 2014
Woori Blackstone Korea Opportunity Private Equity Fund I	81,608	93,714	12,115	—	(1,727)	(3,521)	—	—	—	100,581
Kumho Tire Co., Inc.	93,003	140,101	10,901	113,933	(50,007)	—	445	—	(914)	214,459
Woori Service Networks Co., Ltd.	108	136	(1)	—	—	(12)	—	—	—	123
Korea Credit Bureau Co., Ltd.	2,215	3,347	(56)	—	—	—	—	—	—	3,291
Korea Finance Security Co., Ltd.	3,337	4,311	(329)	—	—	(55)	—	—	—	3,927
United PF 1st Corporate financial stability	191,617	203,730	7,245	—	—	—	—	—	—	210,975
Chin Hung International Inc.	60,275	45,900	(17,596)	—	—	—	(256)	—	—	28,048
Poonglim Industrial Co., Ltd.(*2)	13,916	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,773)	—	—	—	(328)	—	—	1,907
Samho Co., Ltd.	7,492	7,492	1,583	—	—	—	8	—	1,476	10,559
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	-34	—
STX Corporation	47,323	—	3,173	47,323	(4,642)	—	(795)	(466)	—	44,593
Osung LST Co., Ltd.	6,188	—	(3,116)	6,188	—	—	(4)	—	6,887	9,955
PT Bank Woori Saudara Indonesia 1906 Tbk	67,431	—	53	67,431	—	(640)	(1,514)	—	—	65,330
DKT	20,000	20,170	(595)	—	(19,537)	—	(38)	—	—	—
KAMCO Fifth Asset Securitization Specialty	3,855	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(2,545)	—	—	—	213	—	—	1,356
Woori Renaissance Holdings	63,000	39,806	1,696	—	—	—	—	—	—	41,502
Woori Columbus First PEF	1,200	1,227	21	—	—	—	—	—	—	1,248

	711,482	617,570	(34,782)	234,875	(80,261)	(4,228)	(2,269)	(466)	7,415	737,854

(*1)	Investments in associates increased by 167,444 million won through transfers between accounts, such as loan-equity swap occurred during the nine months ended September 30, 2014.
(*2)	The application of equity method was suspended and the book value was nil due to accumulation of loss deficit of the investee. The unrecognized loss on valuation of investments under equity method due to the suspension of equity method on Poonglim Co., Ltd. amounted to 8,890 million Won of the shares of loss of joint ventures and associates and 511 million Won of the accumulated other comprehensive loss in the consolidated statement of comprehensive income for the nine months ended September 30, 2014. Also, the unrecognized loss on valuation of investments under equity method due to the suspension of equity method on STX Engine Co., Ltd. amounted to 641 million Won of the share of loss joint ventures and associates and (-) 57 million Won of accumulated other comprehensive loss in the consolidated statement of comprehensive income for the nine months ended September 30, 2014.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund I	264,370	552	30,175	15,159
Kumho Tire Co., Inc.	4,725,709	3,500,314	2,239,373	(39,284)
Woori Service Networks Co., Ltd.	4,359	1,681	10,665	697
Korea Credit Bureau Co., Ltd.	56,521	6,764	32,869	1,976
Korea Finance Security Co., Ltd.	30,659	3,409	36,659	4,402
United PF 1st Corporate Financial Stability	1,103,234	48,742	70,053	15,468
Chin Hung International Inc.	477,324	411,076	407,245	(43,556)
Poonglim Industrial Co., Ltd.	357,855	344,723	149,518	5,217
STX Engine Co., Ltd.	982,987	826,860	287,328	67,388
Samho Co., Ltd.	671,388	501,967	618,769	26,357
STX Corporation	1,256,927	1,161,138	821,093	1,392
Osung LST Co., Ltd.	129,174	48,685	25,110	(32,492)
Woori Renaissance Holdings Inc.	96,053	28,229	8,508	7,433
Woori Columbus First PEF	65,958	418	9,651	9,206

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund I	380,622	873	48,887	45,351
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
Samho Co., Ltd.	654,477	510,878	860,851	30,025
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2015 and December 31, 2014, are as follows:

	September 30, 2015
	Number of shares owned	Ownership (%)
Orient shipyard Co., Ltd. (*1)	465,050	23.0
Jinsaeng K Co., Ltd. (*1)	2,107,432	20.2
Alkenz Co., Ltd. (*1)	80,402	37.5
G2 Collection Co., Ltd. (*1)	12,574	28.9
SJ Development Co., Ltd. (*1)	70,529	26.5
Ilyang Construction Co., Ltd. (*1)	105,936	40.0
The Base Enterprise Co., Ltd. (*1)	68,470	48.4
Dongwoo C&C Co., Ltd. (*1)	13,317	23.2
Saenuel Co., Ltd. (*1)	3,531	37.4
Heungjiwon Co., Ltd. (*1)	32,849	27.8
E Mirae Tech Co., Ltd. (*1)	7,696	41.0
Jehin Trading Co., Ltd. (*1)	81,610	27.3
NK Eng Co., Ltd. (*1)	697,033	23.1
The season Co., Ltd (*1)	18,187	30.1

	December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*2)	24,794,201,938 shares	36.4
LIG engineering & construction Co., Ltd. (*1)	755,946 shares	22.8
Orient shipyard Co., Ltd. (*1)	465,050 shares	23.0
Jinsaeng K Co., Ltd. (*1)	2,107,432 shares	20.2
PICITY Co., Ltd. (*1)	871,631 shares	21.1
Gdsys Co., Ltd. (*1)	300,805 shares	21.2
G2 Collection Co., Ltd. (*1)	12,574 shares	28.9
Alkenz Co., Ltd. (*1)	80,402 shares	37.5
SJ Development Co., Ltd. (*1)	70,529 shares	26.5
Ilyang Construction Co., Ltd. (*1)	105,936 shares	40.0
Ssangyong Construction Co., Ltd. (*1)	2,959,728 shares	20.3

(*1)	Even though the Group’s ownership interest of the entity is more than 20%, it is determined that the Group does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, it does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

(5)	As of September 30, 2015 and December 31, 2014, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	September 30, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund 1st	263,818	26.4	69,644	—	—	487	70,131
Kumho Tire Co., Inc. (*1)	1,188,861	14.2	168,235	48,459	—	2,550	219,244
Woori Service Networks Co., Ltd.	2,678	4.9	132	—	—	—	132
Korea Credit Bureau Co., Ltd.	49,757	7.2	3,582	—	—	—	3,582
Korea Finance Security Co., Ltd.	27,250	15.0	4,088	—	—	—	4,088
United PF 1st Corporate Financial Stability	1,054,492	17.7	186,985	—	—	(4)	186,981
Chin Hung International Inc. (*1)	64,496	28.4	18,340	24,566	—	(7)	42,899
Poonglim Industrial Co., Ltd. (*1)	(64,467)	28.9	(18,630)	38,356	(14,296)	89	5,519
STX Engine Co., Ltd. (*1)	156,124	29.2	45,628	14,927	—	83	60,638
Samho International Co., Ltd.	169,421	7.8	13,282	—	—	—	13,282
STX Corporation	95,789	15.0	14,354	24,610	(28,370)	591	11,185
Osung LST Co., Ltd.	80,489	11.1	8,972	35,597	(36,486)	1	8,084
Woori Renaissance Holdings	67,824	51.6	34,997	—	(6,441)	8,886	37,442
Woori Columbus First PEF	65,540	1.9	1,259	6	—	(4)	1,261

	December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund 1st	379,749	26.4	100,248	—	—	188	100,436
Kumho Tire Co., Inc. (*1)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Korea Credit Bureau Co., Ltd.	46,911	7.2	3,378	—	—	—	3,378
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
United PF 1st Corporate Financial Stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc. (*1)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd. (*1)	(159,358)	30.7	(48,994)	38,356	—	10,638	—
STX Engine Co., Ltd. (*1)	(93,532)	15.0	(14,029)	14,927	—	1,394	2,292
Samho International Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
STX Corporation (*1)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Osung LST Co., Ltd. (*1)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

(*1)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Acquisition cost	380,715	381,668
Accumulated depreciation	(24,207)	(24,118)

Net carrying value	356,508	357,550

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014
Beginning balance	357,550	340,620
Depreciation	(2,899)	(2,898)
Transfer	1,794	24,456
Foreign currencies translation adjustments	63	(4)
Others	—	(938)

Ending balance	356,508	361,236

(3)	Fair value of investment properties is amounting to 371,807 million Won and 394,159 million Won as of September 30, 2015 and December 31, 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of September 30, 2015 and December 31, 2014.

(4)	Rental fee earned from investment properties is amounting to 4,071 million Won and 4,369 million Won for the nine months ended September 30, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,491,617	842,139	948,972	401,097	470	20	3,684,315
Accumulated depreciation	—	(133,319)	(760,422)	(323,993)	—	(16)	(1,217,750)

Net carrying value	1,491,617	708,820	188,550	77,104	470	4	2,466,565

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	42,628	16,643	43,444	25,904	496	—	89,115
Disposal	(10,648)	(115)	(630)	(1,577)	(79)	—	(13,049)
Depreciation	—	(18,545)	(63,976)	(28,536)	—	—	(111,057)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	—	(7,269)
Foreign currencies translation adjustments	(744)	(717)	361	576	(1)	(1)	(526)
Transfer	(10,272)	8,478	—	—	—	—	(1,794)
Others	—	(224)	(237)	10,552	(48)	—	10,043

Ending balance	1,491,617	708,820	188,550	77,104	470	4	2,466,565

	For the nine months ended September 30, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	1,148	19,174	43,142	21,940	471	—	85,875
Disposal	—	—	(30,779)	(424)	—	—	(31,203)
Depreciation	—	(17,470)	(67,466)	(19,836)	—	—	(104,772)
Classified to assets held for sale	(907)	(1,858)	—	—	—	—	(2,765)
Foreign currencies translation adjustments	(5)	(13)	(124)	(46)	(407)	—	(595)
Substitution	(13,810)	(10,647)	—	—	—	—	(24,457)
Others	—	5,658	140	5,980	—	—	11,778

Ending balance	1,502,790	698,774	200,595	68,043	95	5	2,470,302

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership	Total
Acquisition cost	99,237	168,362	582	184,233	593,442	28,567	1,074,423
Accumulated amortization	—	(128,335)	(286)	(137,019)	(387,147)	—	(652,787)
Accumulated impairment losses	—	—	—	—	(2,698)	(3,590)	(6,288)

Net carrying value	99,237	40,027	296	47,214	203,597	24,977	415,348

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated amortization	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	5,000	27	7,958	184,603	—	197,588
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(12,606)	(59)	(14,583)	(40,283)	—	(67,531)
Impairment loss	—	—	—	—	(6)	(118)	(124)
Foreign currencies translation adjustments	(8,102)	1	—	2	(1,512)	145	(9,466)
Others	(202)	—	—	—	—	1,056	854

Ending balance	99,237	40,027	296	47,214	203,597	24,977	415,348

	For the nine months ended September 30, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership	Total
Beginning balance	—	55,298	287	90,429	101,600	21,312	268,926
Acquisition	1,403	16,126	53	24,521	19,985	1,925	64,013
Disposal	—	(10,623)	—	(36,092)	(38,564)	(114)	(85,393)
Amortization	—	(12,657)	(52)	(15,801)	(35,430)	—	(63,940)
Impairment loss	—	—	—	—	—	(1,420)	(1,420)
Foreign currencies translation adjustments	12	—	—	—	(54)	(12)	(54)
Others	—	—	—	(11)	(6,016)	2,492	(3,535)

Ending balance	1,415	48,144	288	63,046	41,521	24,183	178,597

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 11,583 million Won and 8,013 million Won as of September 30, 2015 and December 31, 2014, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Securities Investment and others	685,614	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Investment and others	308,254	Substitute securities
AFS financial assets	Korean treasury and government agencies bonds	BANCO BILBAO VIZCAYA ARGENTARIA	598,809	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,536,431	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	144,754	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	4,695,666	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	6,508	Leasehold rights and others

		Total	9,976,036

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Securities Investment and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management and others	9,851	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Daewoo Securities and others	309,213	Substitute securities
AFS financial assets	Korean treasury and government agencies bonds	BANCO BILBAO VIZCAYA ARGENTARIA	926,796	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	660,212	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	3,054,173	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Land	174	189
Building	679	—

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	17,427	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	876,196	686,096	Korea Securities Depository

	Total	893,623	700,833

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	3,639,117	—

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Prepaid expenses	200,200	131,267
Advance payments	1,455	1,097
Non-operative assets	853	189
Others	15,375	12,604

Total	217,883	145,157

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Financial liabilities held for trading	3,547,259	2,153,782
Financial liabilities designated at FVTPL	866,669	521,572

Total	4,413,928	2,675,354

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Deposits due to Customers:
Gold banking liabilities	21,648	13,927
Derivative liabilities	3,525,611	2,139,855

Total	3,547,259	2,153,782

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Equity linked securities:
Equity-linked securities in short position	768,910	362,308
Debentures:
Debentures in local currency	97,759	97,590
Debentures in foreign currencies	—	61,674

Sub-total	97,759	159,264

Total	866,669	521,572

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2015	September 30, 2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	866,669	424,397
Changes in fair value for credit risk adjustments	(324)	(2,092)
Accumulated changes in fair value for credit risk adjustments	(14,775)	(45,232)

In measuring derivative liabilities at fair value, credit risk adjustments reflect the Group’s own credit risk. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Carrying amount	866,669	521,572
Nominal amount at maturity	1,126,652	623,461

Differences	(259,983)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Deposits in local currency:
Demand deposits	9,282,368	10,090,772
Time deposits	172,538,628	161,697,250
Mutual funds	42,149	46,072
Deposits on notes payables	666,991	486,356
Deposits on CMA	240,820	276,484
Certificate of deposits	1,980,522	740,090
Other deposits	1,281,957	1,281,595

Sub-total	186,033,435	174,618,619

Deposits in foreign currencies	18,583,946	13,902,989
Present value discount	(15,630)	(5,143)

Total	204,601,751	188,516,465

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,553,771
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,564,068
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,314,968

Sub-total			7,432,807

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.9	10,693,355
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.4 ~ 0.8	35,389

Sub-total			10,728,744

Bills sold	Others	0.0 ~ 2.1	45,807
Call money	Banks	0.0 ~ 4.9	2,416,444
Bonds sold under repurchase agreements	Other financial institutions	0.9 ~ 4.5	724,057
Present value discount			(1,791)

Total			21,346,068

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The BOK	0.5 ~ 1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0 ~ 2.6	87,692
Call money	Banks	0.0 ~ 3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3 ~ 4.5	1,196,237
Present value discount			(102)

Total			17,707,595

(2)	Debentures are as follows (Unit: Korean Won in millions):

	September 30, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Par value of bond
Ordinary bonds	0.2 ~ 11.8	18,607,776	0.8 ~ 10.5	18,564,367
Subordinated bonds	3.4 ~ 12.6	5,148,448	3.4 ~ 10.3	6,248,349
Other bonds	17.0	4,006	17.0	51,601

Sub-total		23,760,230		24,864,317

Discounts on bond		(35,881)		(68,413)

Total		23,724,349		24,795,904

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Asset retirement obligation	39,065	29,733
Provision for guarantee (*1)	423,609	509,320
Provision for loan commitments	89,723	90,449
Provision for credit card points	5,300	5,548
Other provisions (*2)	27,408	56,959

Total	585,105	692,009

(*1)	Provision for guarantee includes provision for financial guarantee of 139,002 million Won and 159,149 million Won as of September 30, 2015 and December 31, 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	3,443	4,533	12,897	55,304	76,177
Provisions used and others	(22,196)	69	(13,145)	(84,850)	(120,122)
Reversal of unused amount	(87,227)	(5,283)	—	—	(92,510)
Others	20,269	(45)	—	(5)	20,219

Ending balance	423,609	89,723	5,300	27,408	546,040

	For the nine months ended September 30, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	7,624	1,562	10,356	445	19,987
Provisions used and others	(3,397)	(1)	(10,942)	(8,241)	(22,581)
Reversal of unused amount	(143,066)	(33,904)	—	—	(176,970)

Ending balance	363,109	91,587	5,855	21,171	481,722

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	29,733	23,513
Provisions provided	1,124	569
Provisions used	(711)	(536)
Depreciation	296	410
Reversal of unused amount	(179)	(144)
Increase in restoration costs and others	8,802	5,637

Ending balance	39,065	29,449

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Defined benefit obligation	835,333	683,961
Fair value of plan assets	(750,282)	(608,370)

Net defined benefit liability	85,051	75,591

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	683,961	509,849
Current service cost	99,488	88,467
Interest cost	15,877	15,661
Remeasurements	64,145	57,540
Foreign currencies translation adjustments	(5)	(107)
Retirement benefit paid	(19,910)	(27,829)
Curtailment or settlement	(8,231)	(5,570)
Others	8	(12)

Ending balance	835,333	637,999

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	608,370	438,247
Interest income	16,317	15,620
Remeasurements	(4,463)	(10,645)
Employer’s contributions	170,715	94,217
Retirement benefit paid	(17,991)	(18,386)
Curtailment or settlement	(8,239)	(5,525)
Others	(14,427)	2,714

Ending balance	750,282	516,242

(4)	Plan assets wholly consist of time deposits as of September 30, 2015 and December 31, 2014, respectively. Among plan assets, realized returns on plan assets amount to 11,854 million Won and 4,975 million Won for the nine months ended September 30, 2015 and 2014, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Current service cost	99,488	88,467
Net interest expense (income)	(440)	41
Loss on the curtailment or settlement	8	45

Cost recognized in net income	99,056	88,553
Remeasurements	68,608	68,185

Cost recognized in total comprehensive income	167,664	156,738

Retirement benefit service costs related to defined contribution plans are recognized 2,431 million Won and 2,982 million Won for the nine months ended September 30, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	September 30, 2015	December 31, 2014
Discount rate	2.81%	3.29%
Future wage growth rate	5.69%	5.74%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Discount rate	Increase by 1% point	(76,582)	(66,278)
	Decrease by 1% point	93,191	76,296
Future wage growth rate	Increase by 1% point	92,406	76,040
	Decrease by 1% point	(77,405)	(67,267)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Other financial liabilities:
Accounts payable	9,762,908	4,532,101
Accrued expenses	2,085,079	2,343,332
Borrowings from trust accounts	4,248,006	3,475,353
Agency business revenue	858,028	433,594
Foreign exchange payables	692,359	375,059
Domestic exchange payables	2,391,419	3,386,529
Other miscellaneous financial liabilities	2,794,169	2,345,433
Present value discount	(1,262)	(1,714)

Sub-total	22,830,706	16,889,687

Other liabilities:
Unearned income	163,462	164,431
Other miscellaneous liabilities	154,885	226,239

Sub-total	318,347	390,670

Total	23,149,053	17,280,357

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	10,994	—	—	—
Interest rate swaps	105,834,111	257,549	1,084,221	1,158,594
Long interest rate option	1,061,679	—	15,951	—
Short interest rate option	986,679	—	—	14,336
Currency:
Currency futures	712,651	—	—	—
Currency forward	56,727,755	—	1,255,776	849,441
Currency swaps	25,841,403	—	782,964	1,216,323
Long currency option	1,912,882	—	87,348	—
Short currency option	1,756,303	—	—	23,186
Stock:
Stock futures	88,307	—	—	—
Stock swaps	10,000	—	—	18
Long stock option	1,229,314	59,376	6,199	—
Short stock option	2,987,789	—	—	243,666
Others:
Other futures	4,149	—	—	—
Other forward	128	—	—	16
Other swaps	106,601	—	4,126	3,092
Long other option	104,928	—	14,659	—
Short other option	213,222	—	—	16,939

Total	199,588,895	316,925	3,251,244	3,525,611

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate option	1,658,180	—	11,985	—
Short interest rate option	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forward	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long stock option	352,943	13,071	1,070	—
Short stock option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long other option	249,081	—	29,876	—
Short other option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

Derivatives held for trading purpose are classified as financial assets or liabilities at FVTPL (see Note 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Losses from hedged items	(79,910)	(3,568)
Gains from hedging instruments	92,087	3,631

27.	DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	13,499	6,256
Acquisitions	24,055	8,307
Amounts recognized in profits or losses	(9,932)	(4,243)

Ending balance	27,622	10,320

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	September 30, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,278,371 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change to be disclosed in numbers of issued shares of common stock for the nine months ended September 30, 2015 and 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533
Other capital surplus	24,726	21,533

Total	294,259	291,066

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	September 30, 2015	December 31, 2014
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	310,000	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	—
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	—
Issuance cost				(11,548)	(7,077)

Total				3,334,002	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. In case the Group makes a resolution not to pay dividends on common stock, it is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	369,210	300,994
Share of other comprehensive income of joint ventures and associates	8,104	2,779
Loss on foreign currencies translation of foreign operations	(59,485)	(107,721)
Remeasurement of the net defined benefit liability	(171,401)	(119,375)
Cash flow hedges	(10,371)	(10,371)

Sub-total	136,057	66,306

Treasury shares	(37,594)	(37,594)
Other capital adjustments	(1,615,210)	(2,421,850)

Total	(1,516,747)	(2,393,138)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	104,298	(19,661)	(16,421)	369,210
Share of other comprehensive income (loss) of joint ventures and associates	2,779	7,087	—	(1,762)	8,104
Gain (loss) on foreign currency translation of foreign operations	(107,721)	62,070	—	(13,834)	(59,485)
Remeasurement of the net defined benefit liability	(119,375)	(68,614)	—	16,588	(171,401)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	104,841	(19,661)	(15,429)	136,057

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the nine months ended September 30, 2014
	Beginning balance (*1)	Increase (decrease) (*2)	Reclassification adjustments (*2)	Income tax effect	Disposal of consolidated subsidiaries	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	279,398	298,551	(236,099)	4,203	(64,942)	281,111
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(5,877)	(244)	2,928		2,560
Gain (loss) on foreign currency translation of foreign operations	(136,576)	(39,037)	37,094	2,104		(136,415)
Remeasurement of the net defined benefit liability	(68,408)	(70,488)	(900)	14,069	12,459	(113,268)
Cash flow hedges	7,928	(6,845)	(13,671)	2,296	(80)	(10,372)

Total	88,095	176,304	(213,820)	25,600	(52,563)	23,616

(*1)	The accumulated other comprehensive income as of January 1, 2014 included the amounts classified as the disposal group held for sale and the disposal group held for distribution to owners as of December 31, 2013.

(*2)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,754	1,463,754
	Other legal reserve	43,132	41,472

	Sub-total	1,571,886	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,756,142	1,800,387
	Revaluation reserve	760,367	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	10,020,713	10,950,486

Retained earnings before appropriation		1,966,800	1,709,646

	Total	13,559,399	14,165,358

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	14,165,358	13,112,690
Net attributable to owners	840,150	1,376,987
Dividends on common stock	(504,952)	—
Dividends on hybrid securities	(134,517)	(22,010)
Appreciation of merger losses	(806,640)	—
Changes due to spin-off of subsidiaries	—	(110,405)
Remeasurement of the net defined benefit liability	—	(764)
Other	—	(15)

Ending balance	13,559,399	14,356,483

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Beginning balance	1,756,142	1,800,387
Planned provision of regulatory reserve (reverse) for credit loss	402,807	(44,245)

Ending balance	2,158,949	1,756,142

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30 (*1)	Nine months ended September 30 (*2)
Net income	325,075	853,894	212,495	1,359,902
Provision of (reverse) regulatory reserve for credit loss	278,045	402,807	87,202	(68,822)
Adjusted net income after the provision of regulatory reserve	47,030	451,087	125,293	1,428,724
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	(9)	470	128	1,774

(*1)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings for the three months ended September 30, 2014. If it was calculated using the net income attributable to owners of Woori Finance Holdings Co., Ltd., net income before the provision of regulatory reserve amounted to 181,029 million Won for three months ended September 30, 2014, the required provision of regulatory reserve for credit loss amounted to 89,859 million Won, the adjusted net income after provision of regulatory reserve amounted to 91,170 million Won, and the adjusted EPS after the provision of regulatory reserve amounted to 124 Won, respectively.

(*2)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings for the nine months ended September 30, 2014. If it was calculated using the net income attributable to owners of Woori Finance Holdings Co., Ltd., net income before the provision of regulatory reserve amounted to 1,376,987 million Won for nine months ended September 30, 2014, the required provision of regulatory reserve for credit loss amounted to 52,161 million Won, the adjusted net income after provision of regulatory reserve amounted to 1,429,148 million Won, and the adjusted EPS after the provision of regulatory reserve amounted to 1,919 Won, respectively.

33.	DIVIDENDS

At the shareholders’ meeting on March 27, 2015, dividend payment for the year ended December 31, 2014 amounting to 336,635 million Won (500 Won per share) was approved, and such dividend was paid for the nine months ended September 30, 2015.

In addition, on July 29, 2015, the board of directors resolved the interim dividend of 250 Won per a common share, which amounted to 168,318 million Won for the shares issued and it was paid during the nine months ended September 30, 2015.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	14,833	48,122	19,349	54,539
AFS financial assets	99,125	295,449	79,917	270,738
HTM financial assets	107,720	317,183	114,843	330,192
Loans and receivables:
Interest on due from banks	19,787	66,681	24,866	76,104
Interest on loans	1,904,618	5,777,876	2,054,463	6,144,017
Interest of other receivables	11,689	34,938	12,661	38,186

Sub-total	1,936,094	5,879,495	2,091,990	6,258,307

Total	2,157,772	6,540,249	2,306,099	6,913,776

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	703,791	2,219,794	878,636	2,619,266
Interest on borrowings	51,807	160,632	62,018	195,387
Interest on debentures	172,738	545,959	215,773	675,306
Other interest expense	29,248	96,184	33,292	97,273

Total	957,584	3,022,569	1,189,719	3,587,232

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	167,720	508,277	153,998	479,883
Fees and commissions received for provision of guarantee	20,530	60,461	19,659	57,145
Fees and commissions received on project financing	7,479	12,137	2,275	10,683
Fees and commissions received on credit card	219,190	617,480	185,306	549,522
Fees and commissions received on securities	18,258	51,563	15,721	46,100
Other fees and commissions received	11,336	49,827	16,806	50,862

Total	444,513	1,299,745	393,765	1,194,195

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees paid	28,208	98,860	24,016	80,597
Credit card commission	168,945	453,544	136,821	415,212
Brokerage commission	63	338	42	157
Others	604	1,852	3,732	8,338

Total	197,820	554,594	164,611	504,304

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Dividend from financial assets at FVTPL	69	914	183	2,917
Dividend from AFS financial assets	28,092	90,059	9,707	83,663

Total	28,161	90,973	9,890	86,580

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on financial assets held for trading	15,307	54,019	87,266	85,255
Gains (losses) on financial assets designated at FVTPL	106,300	97,622	6,231	21,564

Total	121,607	151,641	93,497	106,819

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	Securities	Gain on valuation	5,424	13,674	12,699	28,453
		Gain on disposals	5,425	26,396	13,857	32,144
		Loss on valuation	2,433	(7,578)	(6,479)	(12,747)
		Loss on disposals	(10,908)	(17,453)	(9,107)	(31,704)

		Sub-total	2,374	15,039	10,970	16,146

	Other financial assets	Gain on valuation	2,894	7,280	278	3,194
		Gain on disposals	126	326	127	678
		Loss on valuation	(2,776)	(7,220)	(312)	(3,415)
		Loss on disposals	(151)	(205)	(163)	(406)

		Sub-total	93	181	(70)	51

	Total of financial assets at FVTPL		2,467	15,220	10,900	16,197

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	375,958	950,824	344,124	951,192
		Loss on transactions and valuation	(404,105)	(997,236)	(347,904)	(983,561)

		Sub-total	(28,147)	(46,412)	(3,780)	(32,369)

	Currencies derivatives	Gain on transactions and valuation	2,439,638	3,930,473	134,068	1,566,030
		Loss on transactions and valuation	(2,283,811)	(3,736,594)	(63,499)	(1,475,807)

		Sub-total	155,827	193,879	70,569	90,223

	Equity derivatives	Gain on transactions and valuation	37,978	63,269	16,629	44,388
		Loss on transactions and valuation	(152,436)	(170,865)	(6,007)	(32,159)

		Sub-total	(114,458)	(107,596)	10,622	12,229

	Other derivatives	Gain on transactions and valuation	17,257	41,899	2,205	13,451
		Loss on transactions and valuation	(17,639)	(42,971)	(3,250)	(14,476)

		Sub-total	(382)	(1,072)	(1,045)	(1,025)

	Total of derivatives(for trading)		12,840	38,799	76,366	69,058

		Total	15,307	54,019	87,266	85,255

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on equity-linked securities
Gain (loss) on disposals of equity-linked securities	(8,485)	(18,880)	(42)	9,324
Gain (loss) on valuation of equity-linked securities	114,739	115,848	7,555	1,965

Sub-total	106,254	96,968	7,513	11,289

Gain (loss) on other securities:
Loss on disposals of other securities	—	(62)	(1)	(32)
Gain (loss) on valuation of other securities	156	885	105	73

Sub-total	156	823	104	41

Gain(loss) on other financial instruments:
Gain(loss) on valuation of other financial instruments	(110)	(169)	(1,386)	10,234

Sub-total	(110)	(169)	(1,386)	10,234

Total	106,300	97,622	6,231	21,564

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on redemption of securities	18	1,060	(35)	83
Gains on transaction of securities	17,528	62,176	51,992	146,558
Impairment losses on securities	(37,437)	(107,882)	(13,824)	(144,772)

Total	(19,891)	(44,646)	38,133	1,869

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment losses due to credit loss	(220,405)	(1,010,225)	(296,335)	(805,111)
Reversal of provision on (provision provided for) guarantee	(16,227)	83,784	(29,464)	135,442
Reversal of provision on loan commitment	1,998	750	3,623	32,342

Total	(234,634)	(925,691)	(322,176)	(637,327)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Employee benefits	Short term employee benefits	Salaries	314,087	923,825	291,052	863,749
		Employee benefits	93,242	276,016	90,126	263,295
	Retirement benefit service costs		33,872	101,487	31,183	91,535
	Termination		474	64,178	1,040	68,748

	Sub-Total		441,675	1,365,506	413,401	1,287,327

Depreciation and amortization			57,894	178,588	54,383	168,711
Other administrative expenses	Rent		78,554	218,558	69,256	201,360
	Taxes and dues		22,016	83,599	25,796	81,988
	Service charges		57,521	166,822	55,234	151,697
	Computer and IT related		24,692	70,283	27,096	76,202
	Telephone and communication		14,841	43,957	14,254	42,502
	Operating promotion		11,173	32,595	12,178	32,137
	Advertising		8,887	30,606	10,259	29,836
	Printing		2,330	7,883	2,585	7,632
	Traveling		2,130	6,902	1,866	5,669
	Supplies		1,624	4,898	1,536	4,746
	Insurance premium		1,856	5,384	1,503	4,383
	Reimbursement		6,820	14,548	4,575	9,727
	Maintenance		3,755	10,819	4,183	10,742
	Water, light, and heating		4,119	11,981	4,147	11,909
	Vehicle maintenance		2,711	7,632	2,806	8,044
	Others		7,345	25,093	6,773	22,453

	Sub-total		250,374	741,560	244,047	701,027

	Total		749,943	2,285,654	711,830	2,157,065

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on transaction of foreign exchange	1,014,184	2,484,281	272,257	1,310,301
Gains on disposal of loans and receivables	35,038	182,622	4,708	77,392
Gains on transactions of derivatives	82,132	108,091	(15,147)	20,961
Gains on fair value hedged items	(5,123)	19,952	9,777	21,959
Others (*)	80,151	140,014	47,210	77,642

Total	1,206,382	2,934,960	318,805	1,508,255

(*)	Other income includes such incomes amounting to 125,775 million Won and 57,993 million Won for the nine months ended September 30, 2015 and 2014, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Losses on transaction of foreign exchange	1,126,125	2,529,751	327,358	1,252,725
KDIC deposit insurance fees	66,604	196,845	66,627	192,766
Contribution to miscellaneous funds	87,638	256,152	85,098	251,945
Losses on disposal of loans and receivables	3,801	3,814	11,313	11,331
Losses related to derivatives	(5,733)	16,004	2,787	17,330
Losses on fair value hedged items	73,637	99,862	(17,839)	25,527
Others (*)	50,410	113,413	14,580	207,683

Total	1,402,482	3,215,841	489,924	1,959,307

(*)	Other expense includes such expenses amounting to 38,394 million Won and 183,995 million Won for the nine months ended September 30, 2015 and 2014, respectively, that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on valuation	11,627	36,956	9,679	37,923
Loss on valuation	(23,476)	(46,485)	(2,894)	(72,705)
Impairment loss	5,765	(50,782)	—	(466)

Total	(6,084)	(60,311)	6,785	(35,248)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating incomes	24,444	252,355	48,990	110,446
Other non-operating expenses	(12,138)	(70,740)	(15,918)	(70,215)

Total	12,306	181,615	33,072	40,231

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	1,741	6,251	3,252	6,424
Gains on disposal of investments in joint ventures and associates	8,430	60,896	22,339	30,482
Gains on disposal of premises and equipment, intangible assets and other assets	23	6,790	308	1,031
Reversal of impairment loss of premises and equipment, intangible assets and other assets	10	373	33	259
Others(*)	14,240	178,045	23,058	72,250

Total	24,444	252,355	48,990	110,446

(*)	Other income includes such incomes amounting to 132,784 million Won for the nine months ended September 30, 2015 that the Group received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation on investment properties	951	2,899	1,105	2,967
Interest expense of rent leasehold deposits	152	545	256	791
Losses on disposal of investment in joint ventures and associates	10	10	34	528
Losses on disposal of premises and equipment, intangible assets and other assets	430	1,812	772	1,207
Impairment losses of premises and equipment, intangible assets and other assets	178	493	547	1,679
Donation	3,263	32,206	5,575	34,501
Others	7,154	32,775	7,629	28,542

Total	12,138	70,740	15,918	70,215

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Current tax expense
Current tax expense in respect of the current period	128,631	409,783
Adjustments recognized in the current period in relation to the tax expense of prior periods	(28,018)	3,819

Sub-total	100,613	413,602

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	152,155	(600,269)
Deferred tax charged directly to equity	(16,785)	25,600

Sub-total	135,370	(574,669)

Income tax expense (benefit)	235,983	(161,067)

Income tax expense for continuing operations	235,983	273,108
Income tax benefit for discontinued operations	—	(434,175)

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Net income before income tax expense	1,089,877	1,198,834
Income from continuing operations before income tax	1,089,877	971,242
Income from discontinued operations before income tax	—	227,592
Tax calculated at statutory tax rate (*1)	263,288	289,656
Adjustments
Effect of income that is exempt from taxation	(39,351)	(28,273)
Effect of expense not deductible in determining taxable profit	25,409	151,754
Temporary differences due to investments in subsidiaries and joint ventures (*2)	—	(606,908)
Effects on the non-recognition of losses carried forward	—	13,352
Adjustments recognized in the current period in relation to the current tax of prior periods	(28,018)	3,819
Others	14,655	15,533

Sub-total	(27,305)	(450,723)

Income tax expense (benefit)	235,983	(161,067)

Income tax expense for continuing operations	235,983	273,108
Income tax benefit for discontinued operations	—	(434,175)
Effective tax rate
Effective tax rate for continuing operations	21.7%	—
Effective tax rate for discontinued operations (*3)	—	—

(*1)	The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	The Parent company is exempted from payment of tax in relation with the spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. in accordance with the Restriction of Special Taxation act as amended on March 14, 2014. Thus, deferred tax liabilities recognized in 2013 reversed.
(*3)	The effective tax rate was not calculated since the income tax expense was negative.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loss on valuation of AFS financial assets	(113,185)	(96,421)
Share of other comprehensive income (loss) of joint ventures and associates	(1,035)	782
Foreign currency translation of foreign operations	19,630	34,424
Remeasurements of the net defined benefit liability	54,264	37,674

Total	(40,326)	(23,541)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shareholders	323,293	840,150	181,029	1,376,987
Dividends to hybrid securities	(52,820)	(134,517)	(7,357)	(22,010)
Net income attributable to common shareholders	270,473	705,633	173,672	1,354,977
Net income from continuing operations	270,473	705,633	173,672	576,286
Net income from discontinued operations	—	—	—	778,691
Weighted average number of common shares outstanding	673	673	676	733
Basic earnings per share	402	1,048	257	1,848
Basic earnings per share for continuing operations	402	1,048	257	786
Basic earnings per share for discontinued operations	—	—	—	1,062

Diluted EPS equals to basic EPS for there is no dilution effect for the nine months ended September 30, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Confirmed guarantees
Guarantee for loans	110,388	109,213
Acceptances	679,222	710,443
Letters of guarantees	103,063	126,279
Other confirmed guarantees	8,868,691	8,328,515

Total	9,761,364	9,274,450

Unconfirmed guarantees
Local letter of credit	532,064	575,919
Letter of credit	5,002,565	4,373,378
Other unconfirmed guarantees	2,145,154	1,590,332

Total	7,679,783	6,539,629

CP purchase commitments and others	1,703,853	2,213,840

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loan commitments	88,987,109	89,637,659
Other commitments	5,572,177	4,061,230

(3)	Litigation case

1)	The Group had filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	September 30, 2015		December 31, 2014
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	125 cases	286 cases	516 cases	298 cases
Amount of litigation	372,236	290,488	827,222	293,527
Allowance for litigations		5,423		16,343

2)	Prior to September 30, 2015, the Group (Woori Bank), along with other 13 financial institutions including the Seoul Guarantee Insurance, filed a lawsuit against Samsung Group and its associates as a defendant in respect of the claim of return of guaranteed funds that was related to the filing of court administration of Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made the final judgment that the plaintiff should pay the guaranteed funds to the Group and other financial institutions. The Group recognized 132,784 million Won, as gain for the nine months ended September 30, 2015, in accordance with K-IFRS 1037 – Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Group operates Korean Won currency settlement service as for trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of September 30, 2015, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior periods are as follows:

(1)	The related parties of the Group as of September 30, 2015 are as follows:

Related parties
Controlling party (Government related entity)	KDIC
Joint ventures	Woori Renaissance Holdings
Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1, Korea Credit Bureau Co., Ltd.,

Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Inc.,

United PF 1st Corporate financial stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Accounts	September 30, 2015	December 31, 2014
Controlling party (Government related entity)	KDIC	Loans	6	314
		Allowance for credit loss	—	(108)
		Other assets	560,535	691,101
		Deposits	1,076,868	1,157,232
		Other liabilities	11,416	12,252
Associates	Kumho Tires Co., Inc.	Loans	330,457	334,948
		Allowance for credit loss	(919)	(2,968)
		Deposits	33,861	80,978
		Other liabilities	180	87
	Korea Credit Bureau Co., Ltd.	Loans	6	2
		Deposits	4,012	3,215
		Other liabilities	33	19
	Korea Finance Security Co., Ltd.	Loans	62	46
		Allowance for credit loss	—	(1)
		Deposits	2,038	2,738
		Other liabilities	24	12
	Woori Service Networks Co., Ltd.	Loans	43	26
		Allowance for credit loss	—	(1)
		Deposits	3,637	3,169
		Other liabilities	380	115
	United PF 1st Corporate Financial Stability	Deposits	—	30
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	326	626
		Other liabilities	934	—
	Woori Columbus 1st Private Equity Fund	Other assets	409	589

Related party		Accounts	September 30, 2015	December 31, 2014
Associates	Chin Hung International Inc.	Loans	5,550	42,929
		Allowance for credit loss	(4,758)	(12,439)
		Deposits	1,556	7,615
		Other liabilities	12	11
	Poonglim Industrial Co., Ltd.	Loans	2,839	24,999
		Allowance for credit loss	(2,839)	(3,123)
		Other assets	1	1
		Deposits	8,990	20,878
		Other liabilities	4	12
	Phoenix Digital Tech Co., Ltd.(*1)	Loans	—	3,768
		Allowance for credit loss	—	(109)
		Deposits	—	306
		Other liabilities	—	6
	Ansang Tech Co., Ltd.(*2)	Loans	—	38
		Allowance for credit loss	—	(38)
	Samho International Co., Ltd.	Loans	43,682	43,251
		Allowance for credit loss	(7,738)	(8,826)
		Deposits	121,307	132,190
		Other liabilities	1,690	205
	Force TEC Co., Ltd.	Loans	25,023	24,258
		Allowance for credit loss	(932)	(1,551)
		Deposits	160	139
		Other liabilities	385	11
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Allowance for credit loss	(169)	(169)
		Deposits	50	49
	STX Engine Co., Ltd.	Loans	122,910	163,374
		Allowance for credit loss	(41,349)	(24,735)
		Other assets	—	27
		Deposits	7,918	3,701
		Other liabilities	1,565	63
	STX Corporation	Loans	146,781	182,195
		Allowance for credit loss	(25,390)	(23,442)
		Deposits	13,682	25,823
		Other liabilities	143	18
	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(462)	(561)
		Deposits	2,158	5,133
		Other liabilities	9	14

(*1)	As the subsidiary sold shares of Phoenix Digital Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related party.
(*2)	As the Group sold shares of Ansang Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related parties.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		Accounts	2015	2014
Controlling party	KDIC	Interest income	17,671	29,049
(Government related entity)		Interest expenses	18,383	15,320
		Other expenses	—	1,035
		Reversal of impairment losses due to credit loss	—	(58)
Associates	Kumho Tires Co., Ltd.	Interest income	2,004	229
		Fees income	5	6
		Interest expenses	171	153
		Reversal of impairment losses due to credit loss	(1,975)	(3,756)
	Korea Finance Security Co., Ltd.	Interest expenses	30	42
		Fees expenses	69	50
		Impairment losses due to credit loss (reversal of impairment losses due to credit loss)	3	(3)
	Korea Credit Bureau Co., Ltd.	Interest expenses	54	52
		Fees expenses	1,258	—
		Other expenses	—	(3)
	Woori Service Networks Co., Ltd.	Other income	21	20
		Interest expenses	63	73
		Fees expenses	621	305
		Other expenses	192	317
		Reversal of impairment losses due to credit loss	2	—
	Woori Blackstone Korea	Fees income	1,262	1,901
	Opportunity Private Equity Fund 1st	Other income	—	495
	Woori Columbus 1st Private Equity Fund	Fees income	409	441
	Chin Hung International Inc.	Interest income	734	1,253
		Fees income	1	1
		Interest expenses	29	20
		Reversal of impairment losses due to credit loss	(800)	(6,134)
	Poonglim Industrial Co., Ltd.	Interest expenses	9	18
		Reversal of impairment losses due to credit loss	(284)	(137)
	Phoenix Digital Tech Co., Ltd.(*1)	Interest income	—	14
		Interest expenses	—	10
		Impairment losses due to credit loss	—	55
	Ansang Tech Co., Ltd.(*2)	Reversal of impairment losses due to credit loss	—	(104)

			For the nine months ended September 30
Related party		Accounts	2015	2014
Associates	Samho International Co., Ltd.	Interest income	755	495
		Fees income	4	4
		Interest expenses	769	928
		Impairment losses due to credit loss (reversal)	338	(28,641)
	Force TEC Co., Ltd.	Interest income	187	2,227
		Interest expenses	—	3
		Reversal of impairment losses due to credit loss	(243)	(23,465)
	STX Engine Co., Ltd.	Interest income	1,022	20,355
		Fees income	27	62
		Interest expenses	35	35
		Impairment losses due to credit loss	37,203	10,348
	STX Corporation	Interest income	1,364	1,601
		Fees income	89	—
		Interest expenses	5	4
		Impairment losses due to credit loss (reversal)	2,069	(159,597)
	Osung LST Co., Ltd.	Interest income	169	2,575
		Other income	—	487
		Interest expenses	15	24
		Reversal of impairment losses due to credit loss	(99)	(2,624)

(*1)	As the subsidiary sold shares of Phoenix Digital Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related party.
(*2)	As the Group sold shares of Ansang Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related parties.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
KDIC	1,500,494	1,500,386	Loan commitment
Kumho Tires Co., Inc.	24,106	18,110	Letter of credit and others
	121,269	88,638	Loan commitment
Korea Finance Security Co., Ltd.	198	214	Loan commitment
Korea Credit Bureau Co., Ltd.	29	33	Loan commitment
Woori Service Networks Co., Ltd.	162	179	Loan commitment
Chin Hung International Inc.	40,630	40,630	Loan commitment
Phoenix Digital Tech Co., Ltd.	—	261	Loan commitment
STX Engine Co., Ltd.	56,114	81,431	Letter of credit and others
	31,304	4,600	Loan commitment
Samho International Co., Ltd.	1,998	2,360	Letter of credit
	33,388	27,299	Loan commitment
Force TEC Co., Ltd.	6,811	6,325	Loan commitment
STX corporation	33,912	30,062	Letter of credit and others
	2,811	13,009	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 5,684 million Won and 2,170 million Won, respectively, as of September 30, 2015 and December 31, 2014.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014 (*)
Short term benefits	4,374	3,537
Severance payments	176	142

Total	4,550	3,679

(*)	Due to the change of the scope of key management to be included in the disclosure during the nine months ended September 30, 2015, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 321 million Won and 2,759 million Won, respectively, as of September 30, 2015. With respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2015	December 31, 2014	2015		2014
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Trust accounts	32,534,508	31,225,968	166,121	626,049	192,569	569,033

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Receivables
Trust fees receivables	29,035	17,956
Payables
Borrowings from trust accounts	3,232,916	2,949,097

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Revenue
Trust fees	13,513	37,073	10,941	30,695
Expense
Interest expenses on borrowings from trust accounts	14,090	46,529	20,378	60,828

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,316	5,619
Personal pension trusts	520,414	528,680
Pension trusts	660,488	640,275
Retirement trusts	66,540	75,847
New personal pension trusts	8,635	8,897
New old-age pension trusts	3,460	3,859

Sub-total	1,264,853	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	786	857

Sub-total	805	876

Total	1,265,658	1,264,053

2)	As of September 30, 2015 and December 31, 2014, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Liabilities for the bank account (subsidy for trust account adjustment)	20	15

47.	DISPOSAL GROUP HELD FOR SALE AND NET LOSS FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment & Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., the Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held at the sale and presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. For the year ended December 31, 2014, the Group completed the disposals of aforementioned subsidiaries (see note 49).

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30,
		2014
I.	Operating income	17,616
	Net interest income	237,229
	Interest income	391,617
	Interest expenses	(154,388)
	Net fees and commissions income	117,373
	Fees and commissions income	152,184
	Fees and commissions expenses	(34,811)
	Dividend income	24,721
	Net loss on financial instruments at FVTPL	(32,104)
	Net loss on AFS financial assets	(19,146)
	Impairment losses on credit loss	(23,753)
	Other net operating expenses	(286,704)
II.	Non-operating loss	(3,120)
	Share of profits of joint ventures and associates	616
	Other non-operating expenses	(3,736)
III.	Net income before income tax expense	14,496
IV.	Income tax expense	(117,879)
V.	Sub-total	(103,383)
VI.	Impairment of assets held-for-sale	(7,469)
VII.	Income tax benefits for impairment	2,020
VIII.	Gain on disposal of assets held-for-sale	113,012
IX.	Income tax expense for gain on disposal	(26,667)
X.	Loss from discontinued operations	(22,487)

(3)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the nine months ended September 30,
2014
Cash flows from operating activities:	326,023
Cash flows from investing activities:	(258,244)
Cash flows from financing activities:	143,289

(4)	As of September 30, 2014, the Group disposed of Woori Investment & Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

As of September 30, 2014
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
AFS financial assets	1,588,066
HTM financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

48.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with the Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan (See Note 49).

Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30,
		2014
I.	Operating income
	Net interest income	348,396
	Interest income	683,075
	Interest expense	(334,679)
	Net fees and commissions income	53,182
	Fees and commissions income	77,030
	Fees and commissions expense	(23,848)
	Dividend income	13,595
	Net gain on financial instruments at FVTPL	22,119
	Net loss on AFS financial assets	(5,569)
	Impairment losses on credit loss	(81,459)
	Other net operating expenses	(241,368)

		108,896
II.	Non-operating loss
	Share of profits of joint ventures and associates	—
	Other non-operating expenses	(1,342)

		(1,342)
III.	Net income before income tax expense	107,554
IV.	Income tax benefit	576,701

V.	Income from discontinued operations	684,255

(2)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the nine months ended September 30,
2014
Cash flows from operating activities:	457,097
Cash flows from investing activities:	300,385
Cash flows from financing activities:	(754,823)

49.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specific plan will be discussed in the PFOC further.

In addition, on October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Group. FSC and KDIC intend to take every possible measure to privatize Woori Bank by taking prompt follow-up steps of the MOU amendment, which includes revision of the Enforcement Decree of the Special Act on the Management of Public Funds.

50.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Group is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Group fails to make improvements, the KDIC can enforce the Group to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Group, the Group and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Group’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Group does not meet such management plans.

51.	BUSINESS COMBINATION

The major business combinations have occurred during the year ended at December 31, 2014, are as follows:

1)	Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since this merger qualifies as a business combination under common control, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, thus no goodwill was newly recognized. As such, there was no change from the perspective of the consolidated entity.

Details of the merger are described as follows:

Type	Merger
Type of merger	Statutory Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)

New shares acquired due to merger	676,278,371 shares of common stock

Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

2)	Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank in accordance with the resolution of the shareholders’ meeting on November 7, 2014, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

i.	Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank and the ownership ratio after the merger became 74%. From the legal perspective, Saudara Bank was deemed as the existing entity; however, the transaction was accounted using the acquisition method under K-IFRS 1103 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from the accounting perspective.

The Group promoted such transaction for enhancing its retail operation in Indonesia.

ii.	Merger ratio and distribution of stocks

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

iii.	Acquisition method (Unit: Korean Won in millions)

Amount
I. Consideration
Fair value of the ownership interest held prior to the acquisition (*1)	65,667
Fair value of additional consideration given (*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II. Identifiable assets and liabilities
Cash and Cash equivalents	81,100
AFS financial assets	22,074
HTM financial assets	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125

Fair value of identifiable net asset	68,583

III. Non-controlling interest of Saudara Bank	17,816
IV. Goodwill(*3)	106,060

(*1)	33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank before the business combination, was remeasured at its fair value as of December 30, 2014. As a result, the Group recognized loss on disposal of investment in joint ventures and associates, amounted to 1,237 million Won.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the claims for stock repurchase from the shareholders of the bank who was opposing to the merger.
(*3)	Goodwill was recognized on the rationale that the competitiveness of the Group would be reinforced through the acquisition of local operation network in Indonesia.

iv.	Expenses related to business combination

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.